UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Consolidated Financial Statements

StoneCo Ltd.

December 31, 2020 and 2019 and the three years ended December 31, 2020 with report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StoneCo Ltd. (the “Company“) as of December 31, 2020 and 2019, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Stated) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from transaction activities, rental activities and financial income

Description of the Matter

As described in note 3.14, the Company recognizes revenues as each performance obligation is satisfied in accordance with IFRS 15. Total revenue from transaction activities totaled R$ 1,294,294, while revenue from subscription services and rental activities totaled R$ 428,290 and financial income related to discount fees for the prepayments to the client and financial income related to the interests of credit offered to the clients totaled R$ 1,700,945.

Auditing the Company’s revenue from transaction activities, rental activities and financial income is complex, since such activities are processed through a complex information technology environment and stem from multiple different contractual arrangements and determining the performance obligations and the timing of revenue recognition under those contractual arrangements was complex and required significant auditor judgement.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities, rental activities and financial income with discount fees for the prepayments to the clients and financial income related to the interests of credit offered to the clients. For example, we involved our Information Technology personnel to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.

To test revenue from transaction activities, rental activities and discount fees for the prepayments to clients and interests of credit offered to the clients, our audit procedures included, among others: obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value; and testing the collection of cash for the transactions. We also assessed the Company’s related disclosures in respect to its revenue from transaction activities, rental activities and financial income to the consolidated financial statements.

Business Combinations

Description of the Matter

As described in note 3.18 the Company completed seven acquisitions throughout 2020, that accounted for as business combinations. The Company determined the fair value of net assets acquired and estimated contingent consideration, when applicable, using valuation models and assumptions about future business performance (including growth rates, market share and technology evolution curves), market conditions and interest rates. Those assumptions are subject to significant estimation uncertainty.

Auditing the Company’s business combinations is complex due to the significant estimation uncertainty related to the assumptions used by management in determining the fair value of net assets acquired and liabilities assumed, including contingent consideration when applicable. Management projections and underlying assumptions are forward looking and could be affected by future economic events and market conditions.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company accounting process for business combinations. For example, we tested controls over the identification, recognition and measurement of the fair value of assets acquired and liabilities assumed and tested controls over management assumptions.

To test the fair value of the net assets acquired and liabilities assumed, our audit procedures included, among others, evaluating the Company's financial information forecast model and testing the significant assumptions used in such model; testing the completeness and accuracy of the underlying data; comparing the significant assumptions to historical actual results (where applicable); comparing significant assumptions to market and economic trends and to the assumptions used to value similar assets in past acquisitions; comparing significant assumptions against industry benchmarks; involving our valuation specialists to assist in the evaluation of methodologies and models used by management and evaluating those models against the respective purchase agreements. We also assessed the Company’s related disclosures in respect to its business combinations to the consolidated financial statements.

/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company‘s auditor since 2016.

São Paulo, Brazil

March 11, 2021

StoneCo Ltd.

Consolidated statement of financial position

As of December 31, 2020 and 2019

(In thousands of Brazilian Reais)

	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	6	2,446,990	968,342
Short-term investments	7	8,128,058	2,937,029
Accounts receivable from card issuers	8	16,307,155	14,066,814
Trade accounts receivable	9	1,415,850	249,417
Recoverable taxes	10	56,365	50,426
Prepaid expenses		67,658	12,463
Derivative financial instruments	27(ii)	43,103	14,062
Other assets		809,645	106,345
		29,274,824	18,404,898
Non-current assets
Trade accounts receivable	9	382,106	-
Receivables from related parties	19(b)	7,200	12,837
Deferred tax assets	11(b)	138,697	192,781
Prepaid expenses		51,164	-
Other assets		85,571	44,685
Investment in associates		51,982	28,242
Property and equipment	12	717,234	548,607
Intangible assets	13	1,039,886	373,699
		2,473,840	1,200,851

Total assets		31,748,664	19,605,749

Liabilities and equity
Current liabilities
Accounts payable to clients	14	9,172,353	6,500,071
Trade accounts payable	15	180,491	97,825
Loans and financing	18	1,184,737	2,947,811
Obligations to FIDC quota holders	18	1,960,121	2,090,894
Labor and social security liabilities	16	173,103	109,013
Taxes payable	17	106,835	44,940
Derivative financial instruments	27(ii)	16,233	1,354
Other liabilities		586,508	80,619
		13,380,381	11,872,527
Non-current liabilities
Loans and financing	18	524,363	87,483
Obligations to FIDC quota holders	18	2,414,429	1,620,000
Deferred tax liabilities	11(b)	61,086	10,687
Provision for contingencies	20	10,150	9,564
Labor and social security liabilities	16	81,258	27,432
Other liabilities		284,972	5,051
		3,376,258	1,760,217

Total liabilities		16,756,639	13,632,744

Equity	21
Issued capital		75	62
Capital reserve		13,479,722	5,443,786
Treasury shares		(76,360)	(90)
Other comprehensive income		(5,002)	(72,335)
Retained earnings		1,455,027	600,956
Equity attributable to owners of the parent		14,853,462	5,972,379
Non-controlling interests		138,563	626
Total equity		14,992,025	5,973,005

Total liabilities and equity		31,748,664	19,605,749

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of profit or loss

Years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2020	2019	2018

Net revenue from transaction activities and other services	23	1,144,086	770,276	514,602
Net revenue from subscription services and equipment rental	23	388,033	331,565	213,679
Financial income	23	1,647,017	1,287,760	801,322
Other financial income	23	140,687	186,367	49,578
Total revenue and income		3,319,823	2,575,968	1,579,181

Cost of services		(769,946)	(426,961)	(323,039)
Administrative expenses		(392,476)	(285,788)	(252,852)
Selling expenses		(505,902)	(360,612)	(190,177)
Financial expenses, net		(339,844)	(353,451)	(301,065)
Other operating expenses, net		(177,056)	(57,691)	(69,264)
	24	(2,185,224)	(1,484,503)	(1,136,397)

Loss on investment in associates		(6,937)	(810)	(445)
Profit before income taxes		1,127,662	1,090,655	442,339

Current income tax and social contribution	11(a)	(216,886)	(217,228)	(154,882)
Deferred income tax and social contribution	11(a)	(73,330)	(69,232)	17,770
Net income for the year		837,446	804,195	305,227

Net income (loss) attributable to:
Owners of the parent		854,071	803,232	301,232
Non-controlling interests		(16,625)	963	3,995
		837,446	804,195	305,227
Earnings per share
Basic earnings per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.95	R$ 2.90	R$ 1.30
Diluted earnings per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 2.91	R$ 2.85	R$ 1.29

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of other comprehensive income

Years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2020	2019	2018

Net income for the year		837,446	804,195	305,227
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		28,726	(15,062)	(13,969)
Changes in the fair value of listed securities at fair value through other comprehensive income		-	(1)	-
Exchange differences on translation of foreign operations		(410)	-	-
Unrealized loss on cash flow hedge - highly probable future imports	27(iv)(e)	(1,512)	-	-
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	7	40,336	(938)	954
Other comprehensive income (loss) for the year, net of tax		67,140	(16,001)	(13,015)

Total comprehensive income for the year, net of tax		904,586	788,194	292,212

Total comprehensive income (loss) attributable to:
Owners of the parent		921,404	787,231	287,961
Non-controlling interests		(16,818)	963	4,251
		904,586	788,194	292,212

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of changes in equity

Years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non- controlling interest	Total
Balance as of December 31, 2017		46	1,190,902	(237,517)	-	14,364	967,749	-	2,595	(503,018)	467,372	15,205	482,577
Adoption of new accounting standard (IFRS 9)		-	-	-	-	-	-	-	(45,658)	(490)	(46,148)	(1,146)	(47,294)
Balance as of January 1, 2018		46	1,190,902	(237,517)	-	14,364	967,749	-	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	21(b)/ 28	16	4,302,919	-	-	-	4,302,919	-	-	-	4,302,935	1,992	4,304,927
Transaction costs	1.1	-	(75,774)	-	-	-	(75,774)	-	-	-	(75,774)	-	(75,774)
Repurchase and cancelation of shares	21(b)	-	-	-	-	(142,440)	(142,440)	-	-	-	(142,440)	-	(142,440)
Issuance of shares for business acquisition		-	22,000	-	-	-	22,000	-	-	-	22,000	-	22,000
Reclassification of share-based payments liability to equity	26	-	-	-	-	217,487	217,487	-	-	-	217,487	-	217,487
Grant of share-based payments	26	-	-	-	-	46,091	46,091	-	-	-	46,091	-	46,091
Acquisition of non-controlling interest	28	-	-	13,841	-	-	13,841	-	-	-	13,841	(20,636)	(6,795)
Net income for the year		-	-	-	-	-	-	-	-	301,232	301,232	3,995	305,227
Other comprehensive income for the year		-	-	-	-	-	-	-	(13,271)	-	(13,271)	256	(13,015)
Balance as of December 31, 2018		62	5,440,047	(223,676)	-	135,502	5,351,873	-	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Repurchase of shares	21(b)	-	-	-	-	-	-	(90)	-	-	(90)	-	(90)
Share-based payments	26	-	-	-	-	30,786	30,786	-	-	-	30,786	1	30,787
Deferred tax benefit of tax deductible goodwill from purchased noncontrolling interests	21(d)	-	-	-	61,127	-	61,127	-	-	-	61,127	-	61,127
Net income for the year		-	-	-	-	-	-	-	-	803,232	803,232	963	804,195
Dividends paid		-	-	-	-	-	-	-	-	-	-	(4)	(4)
Other comprehensive income for the year		-	-	-	-	-	-	-	(16,001)	-	(16,001)	-	(16,001)
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Capital increase	1.4	13	7,872,541	-	-	-	7,872,541	-	-	-	7,872,554	-	7,872,554
Transaction costs	1.4	-	(39,964)	-	-	-	(39,964)	-	-	-	(39,964)	-	(39,964)
Share-based payments	26	-	-	-	-	31,296	31,296	-	-	-	31,296	212	31,508
Issuance of shares for business acquisition	21 (b) / 5	-	34,961	-	-	-	34,961	-	-	-	34,961	-	34,961
Repurchase of shares	21(c)	-	-	-	-	-	-	(76,270)	-	-	(76,270)	-	(76,270)
Repurchase and cancelation of shares	21(c)	-	-	-	-	(91)	(91)	-	-	-	(91)	-	(91)
Cash proceeds from non-controlling interest	28	-	-	135,055	-	-	135,055	-	-	-	135,055	95,843	230,898
Dilution of non-controlling interest	28	-	-	2,138	-	-	2,138	-	-	-	2,138	(2,138)	-
Non-controlling interests arising on a business combination	28	-	-	-	-	-	-	-	-	-	-	61,720	61,720
Others		-	-	-	-	-	-	-	-	-	-	22	22
Net income for the year		-	-	-	-	-	-	-	-	854,071	854,071	(16,625)	837,446
Dividends paid		-	-	-	-	-	-	-	-	-	-	(904)	(904)
Other comprehensive income (loss) for the year		-	-	-	-	-	-	-	67,333	-	67,333	(193)	67,140
Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of cash flows

Years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

	Notes	2020	2019	2018
Operating activities
Net income for the year		837,446	804,195	305,227
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	12(b)	256,294	163,396	92,333
Deferred income tax and social contribution	11	73,330	69,232	(17,770)
Loss on investment in associates		6,937	810	445
Interest, monetary and exchange variations, net		(283,899)	110,744	126,756
Provision for contingencies		2,259	9,420	778
Share-based payments expense		31,508	30,787	46,091
Allowance for expected credit losses		35,632	33,926	14,272
Impairment of intangible assets		-	-	4,764
Loss on disposal of property, equipment and intangible assets		52,658	14,639	10,712
Fair value adjustment in financial instruments at FVPL		(12,461)	(17,446)	-
Fair value adjustment in derivatives		(5,758)	(12,099)	(609)
Remeasurement of previously held interest in subsidiary acquired		(2,992)	-	(21,441)
Others		-	-	(416)
Working capital adjustments:
Accounts receivable from card issuers		(2,081,945)	(4,779,467)	(3,990,395)
Receivables from related parties		8,688	(1,132)	3,986
Recoverable taxes		(18,624)	(67,791)	(98,695)
Prepaid expenses		(106,359)	2,603	(4,675)
Trade accounts receivable and other assets		(1,362,356)	(284,982)	(36,855)
Accounts payable to clients		1,379,099	245,866	570,132
Taxes payable		270,014	238,967	183,921
Labor and social security liabilities		109,953	39,713	59,069
Provision for contingencies		(2,193)	(1,098)	(22)
Other liabilities		31,790	(3,434)	50,910
Interest paid		(177,589)	(268,453)	(141,447)
Interest income received, net of costs		1,172,781	1,191,136	514,788
Income tax paid		(157,729)	(171,313)	(87,442)
Net cash (used in) / provided by in operating activities		56,484	(2,651,781)	(2,415,583)

Investing activities
Purchases of property and equipment		(372,138)	(333,568)	(140,887)
Purchases and development of intangible assets		(82,965)	(66,381)	(44,838)
Acquisition of subsidiary, net of cash acquired		(247,429)	-	(2,940)
Proceeds from (acquisition of) short-term investments, net		(5,069,142)	(21,930)	(2,557,312)
Proceeds from the disposal of non-current assets		7,127	1,104	13,421
Acquisition of interest in associates		(44,424)	(16,789)	(4,549)
Net cash used in investing activities		(5,808,971)	(437,564)	(2,737,105)

Financing activities
Proceeds from borrowings	18	3,996,820	2,958,838	746,909
Payment of borrowings		(5,381,130)	(801,849)	(3,665)
Payment to FIDC quota holders	18(a)	(2,059,500)	-	-
Proceeds from FIDC quota holders	18	2,716,138	1,640,000	10,000
Payment of leases	18	(41,373)	(38,023)	(14,296)
Capital increase, net of transaction costs		7,832,590	-	4,229,153
Repurchase of shares	21(c)	(76,361)	(90)	(142,440)
Acquisition of non-controlling interests		(1,012)	(923)	(30,773)
Dividends paid to non-controlling interests		(904)	(4)	-
Cash proceeds from non-controlling interest	28	230,898	-	-
Net cash provided by financing activities		7,216,166	3,757,949	4,794,888

Effect of foreign exchange on cash and cash equivalents		14,969	1,809	13,777
Change in cash and cash equivalents		1,478,648	670,413	(344,023)

Cash and cash equivalents at beginning of year	6	968,342	297,929	641,952
Cash and cash equivalents at end of year	6	2,446,990	968,342	297,929
Change in cash and cash equivalents		1,478,648	670,413	(344,023)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street in George Town, Grand Cayman.

The Company is controlled by HR Holdings, LLC, which owns 61.1% of voting power, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.

The consolidated financial statements were approved at the Audit Committee meeting on March 8, 2021.

1.1.	Initial Public Offering

On October 25, 2018, the Company completed its Initial Public Offering (“IPO”), offering 58,333,333 of its Class A common shares, of which 45,818,182 new shares were offered by the Company and the remaining 12,515,151 shares were offered by the selling shareholders, including the full exercise of the underwriters’ option to purchase 7,608,695 additional shares from the selling shareholders.

The initial offering price was US$ 24.00 per Class A common share, resulting in gross proceeds of US$ 1,103,822 thousand. The Company received net proceeds of US$ 1,060,544 thousand (or R$ 3,923,785), after deducting US$ 43,278 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 20,471 thousand (or R$ 75,774) regarding other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market on October 25, 2018 under the symbol “STNE”.

Simultaneously with the IPO, the Company entered into an agreement to sell additional 4,166,666 new Class A common shares to a wholly-owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Financial”), in a placement exempt from registration under the U.S. Securities Act of 1933, as amended. The price per share sold in this placement was the price per share to the public in the IPO, resulting in proceeds of US$ 100 million (or R$ 375,910).

In connection with the consummation of the IPO, the Co-Investment Shares granted to certain employees and represented by common shares in DLP Par Participações S.A. (“DLP Par”) were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described in Note 21.

1.2.	2019 Follow-on

On April 1, 2019 the Company filed a follow-on prospectus, declared effective by the Securities and Exchange Commission (”SEC”) on April 2, 2019, in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.

1.3.	Corporate reorganization

In December 2019, the Group reorganized its structure. The assets and liabilities from StoneCo Brasil Participações S.A. (“StoneCo Brasil”) were split into Stone Pagamentos S.A. (“Stone”) and other two new holdings, STNE Participações S.A. (“STNE Par”) and STNE Participações em Tecnologia S.A. (“STNE Par Tec”). StoneCo Brasil was extinct through a total merger into Stone.

The reorganization conducted had the objective to create a more efficient corporate organization structure, allowing for a reduction in administrative expenses. As a result of the reorganization the Company has no more rights under the tax loss carryforwards at StoneCo Brasil, which were no longer recognized.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

1.4.	2020 Follow-on

On August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common shares, of a par value of US$0.000079365 per share, including the full exercise of the underwriters’ option to purchase 4,106,250 additional shares (“Offering”).

The Offering price was US$ 47.50 per Class A common share, resulting in gross proceeds of US$ 1,495,359 thousand. The Company received net proceeds of US$ 1,464,702 thousand (or R$ 7,872,554), after deducting US$ 30,657 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 7,278 thousand (or R$ 39,964) regarding other offering expenses.

The shares offered and sold in the Offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-244404), which was declared effective by the Securities and Exchange Commission on August 17, 2020.

The Company intends to use the net proceeds from the Offering to finance the pending acquisition of Linx S.A (Note 1.5), and to pay related fees and expenses, as well as for general corporate purposes. If for any reason the acquisition of Linx S.A. is not consummated, the Company intends to use the net proceeds from the Offering for general corporate purposes. As of December 31, 2020, the amount is included in short term investments in the financial position.

1.5.	Linx acquisition

On 17 November 2020, Linx held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. ("STNE Par") that holds the software investments business of the Group and Linx S.A. (“Linx”), a leading provider of retail management software in Brazil. The transaction is now pending antitrust approval (CADE) and certain other conditions. A compensatory break fee equal to R$ 453,750 thousand will be payable by the Group to Linx if the CADE does not approve the transaction.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx Share issued and outstanding immediately prior to the consummation of the transaction will be automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share will be redeemed for a cash payment of R$33.56 updated pro rata die according to the CDI rate variation from the sixth month counted from August 11th, 2020 until the date of the effective payment and each STNE Par Class B Preferred Share will be redeemed for (i) 0.0126774 StoneCo Class A Common Share, or (ii) 0.0126774 BDR (Brazilian Depositary Receipt) (“StoneCo BDR”), provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio is calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 179,058,617 on the transaction consummation date and represents a total consideration of R$38.06 for each Linx Share or the total amount of R$ 6,814,971, considering the share price of the StoneCo Shares as of November 16, 2020.

In 2020 the costs related to this transaction was R$ 28,369, recognized in the statement of profit or loss under administrative expenses.

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	2020	2019
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Holding company	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	2020	2019
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”) (i)	Brazil	Electronic fund transfer	56.73	61.79
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00
Stone Logística Ltda ("Stone Log")	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 28(d))	Brazil	Merchant acquiring	67.00	100.00
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 5)	Brazil	Technology services	58.10	-
MAV Participações S.A. (“MVarandas”) (Note 5)	Brazil	Technology services	100.00	-
Vitta Tecnologia em Saúde S.A. (“Vitta Group”) (Note 5)	Brazil	Health plan management	100.00	-
VittaPar LLC. (“Vitta Group”) (Note 5)	USA	Holding company	100.00	-
Vitta Corretora de Seguros Ltda. (“Vitta Group”) (Note 5)	Brazil	Insurance services	100.00	-
Vitta Serviços em Saúde LTDA. (“Vitta Group”) (Note 5)	Brazil	Health services	100.00	-
Vitta Saúde Administradora em Benefícios LTDA. (“Vitta Group”)	Brazil	Health services	100.00	-
MLabs Software Ltda. (“MLabs”) (Note 5)	Brazil	Social media services	51.50	-
Questor Sistemas S.A (“Questor”) (Note 5)	Brazil	Technology services	50.00	-
Sponte Informática S.A ("Sponte") (Note 5)	Brazil	Technology services	90.00	-
StoneCo CI Ltd (“Creditinfo Caribbean”) (Note 5)	Cayman Islands	Holding company	53.05	-
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”) (Note 5)	Jamaica	Credit bureau services	53.05	-
Creditinfo Guyana Inc (“Creditinfo Caribbean”) (Note 5)	Guyana	Credit bureau services	53.05	-
Creditadvice Barbados Ltd (“Creditinfo Caribbean”) (Note 5)	Barbados	Credit bureau services	53.05	-
Stone Seguros S.A. (“Stone Seguros”) (ii)	Brazil	Insurance services	100.00	-
TAPSO FIDC ("FIDC TAPSO")	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone (“FIDC AR I”) (Note 18 (a))	Brazil	Receivables investment fund	-	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”) (Note 18 (a))	Brazil	Receivables investment fund	100.00	-
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”) (Note 18 (c))	Brazil	Receivables investment fund	100.00	-
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”) (iii)	Brazil	Investment fund	100.00	-

(i)	In 2020, STNE Par has reduced its interest in Cappta by a repurchase of treasury shares made by another shareholder.

(ii)	On November 18, 2020, the Group created a new company, Stone Seguros, which is being set up to offer insurance services to the Group's customers. As of December 22, 2020, and according to Ordinance No. 7,723 of the Superintendence of Private Insurance (“Susep”), Stone Seguros is authorized by Susep within a “Regulatory Sandbox” to operate for 36 months as an insurance company, oriented to offer innovative property and personal insurance products through proprietary channels. Stone Seguros remains non-operational. The Regulatory Sandbox is ruled by the Resolution No. 381/2020 of the Brazilian National Council of Private Insurance’s (CNSP), the Circular No. 598/2020 of Susep and the Eletronic Edital No. 2/2020 of Susep.

(iii)	In December 2020, the Group completed the issuance of R$ 43,600 of FIC FIM STONECO quotas. The purpose of FIC FIM STONECO is to invest in quotas of FIDCs.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	December 31, 2020	December 31, 2019
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (Note 5)	Brazil	Technology services	-	48.56
Collact Serviços Digitais Ltda. (“Collact”) (i)	Brazil	CRM	25.00	25.00
VHSYS Sistema de Gestão S.A. (“VHSYS”) (ii)	Brazil	Technology services	33.33	33.33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud") (iii)	Brazil	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. ("Trinks") (iv)	Brazil	Technology services	19.90	19.90
Delivery Much Tecnologia S.A. ("Delivery Much") (v)	Brazil	Food delivery marketplace	22.64	-

(i)	On February 6, 2019, the Group acquired a 25% interest in Collact, a private company based in the State of São Paulo, Brazil, for R$ 1,667. Collact develops customer relationship management (“CRM”) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

(ii)	On June 4, 2019, the Group acquired a 33.33% interest in VHSYS, a private company based in the State of Paraná, Brazil, for R$ 13,785. The Group also holds an option to acquire an additional interest in the period from 1 to 2 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. VHSYS is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, mobile messaging, along with marketplace, logistics, and e-commerce integrations, among others.

(iii)	On August 27, 2019, the Group acquired a 25% interest in Tablet Cloud, a private company based in the State of São Paulo, Brazil, for R$ 1,688. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition. In case of acquisition of the additional interest, the Group will hold 50% of its corporate capital. Tablet Cloud is a white label POS and simple ERP application focused on small and medium businesses with simpler needs. The application runs on smart POS and tablet solutions, giving business owners complete control over their cash register and inventory in a fully mobile device while having a robust ERP platform accessible online.

(iv)	On November 25, 2019, the Group acquired 19.9% interest in Trinks for R$ 4,493. Trinks is an unlisted company based in the State of Rio de Janeiro, Brazil, that develops an integrated solution of management, focused mainly in the beauty service segment. The Group also holds an option to acquire an additional interest in the period from 1.5 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 30.1% interest in Trinks. The Group has determined that Trinks is an associate by its significant influence on the board of directors.

(v)	On July 3, 2020, the Group acquired 22.64% interest in Delivery Much Tecnologia S.A. ("Delivery Much"), for R$ 35,998. Delivery Much is a private company based in the State of Rio Grande do Sul, Brazil, which is a food delivery marketplace company focused on small-and-midsize cities, with which the Company expects to obtain synergies in its services to clients. The Group also holds options to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 27.36% interest in Delivery Much.

Each of the options has been evaluated in accordance with pre-determined formulas and R$ 7,220 were recorded in the consolidated statement of financial position as Derivative financial instruments.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Significant accounting policies

3.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for some short-term investments, accounts receivable from card issuers, some trade accounts receivable, derivative financial instruments and other liabilities related to contingent consideration that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders.”

3.2.1.	Consolidation of a structured entity

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Based on the contractual terms, the Group assessed that the FIDCs and FIC FIM STONECO are structured entities under IFRS 10 – Consolidated Financial Statements and that the Group controls them. See 4.7 for further details.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.3.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker (“CODM”) of the Group, who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss, consolidated statement of other comprehensive income and consolidated statement of financial position.

3.4.	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, and readily convertible into cash.

3.5.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.

For each entity, the Group determines its functional currency. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Company’s subsidiaries is also the Brazilian real, except for Creditinfo Caribbean, which has their financial statements translated into Brazilian reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) an average exchange rate for profit and loss for the year, and (iii) the exchange rate at the transaction date for equity transactions. Exchange gains and losses arising from translating are recorded in other comprehensive income (“OCI”).

Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in profit or loss for the year. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and acquisition of POS equipment.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.6.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

3.6.1.	Financial assets

3.6.1.1.	Initial recognition and measurement

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both, holding to collect contractual cash flows and selling.

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

3.6.1.2.	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); or

•	Financial assets at FVPL.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.6.1.2.1.	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade accounts receivable, other assets and receivables from related parties.

3.6.1.2.2.	Financial assets at FVOCI (debt instruments)

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group.

The Group’s financial assets at FVOCI includes accounts receivable from card issuers and effective hedging instruments.

3.6.1.2.3.	Financial assets designated at FVOCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to classify irrevocably its listed and non-listed equity investments under this category, included in short-term investments.

3.6.1.2.4.	Financial assets at FVPL

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes (i) bonds and investment funds under short-term investments, which the Group had not irrevocably elected to classify at FVOCI, (ii) derivative financial instruments, and (iii) loans under trade accounts receivable which the Group has irrevocably elected to classify as FVPL.

3.6.1.3.	Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3.6.1.4.	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

The Group applies a simplified approach in calculating ECLs, therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

The Group applies a simplified approach on both Accounts receivable from card issuers and Trade accounts receivable. Accounts receivable from card issuers are considered contract assets that have a maturity of one year or less.

3.6.2.	Financial liabilities

3.6.2.1.	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, loans and financing, and derivative financial instruments.

3.6.2.2.	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

3.6.2.2.1.	Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. This category includes derivative financial instruments and contingent consideration included in other liabilities.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.6.2.2.2.	Financial liabilities at amortized cost

After initial recognition, financial liabilities classified in this category are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category includes all financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most relevant to the Group.

3.6.2.3.	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Discount fee charged for the prepayment to clients of their installment receivables from us is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Financial income is recognized once the client has elected for the receivable to be prepaid.

3.6.3.	Fair value of financial instruments

The Group measures financial instruments such as derivatives, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

• Level I - quoted prices in active markets for identical assets or liabilities;

• Level II - other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

• Level III - techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

3.6.4.	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.6.5.	Derivative financial instruments

From time to time, the Group uses derivative financial instruments, such as non-deliverable forward currency contracts to hedge its foreign currency risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments, and therefore, the effective portion of gains or losses arising from changes in the fair value of these derivatives are recognized in equity, in “Other comprehensive income”, and subsequently (when settled) reclassified to “Property and equipment”, in the statement of financial position. The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net”.

3.7.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

3.7.1.	Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

3.7.1.1.	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Estimated useful lives (years)
Offices	1-10
Vehicles	1-3
Software	3

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

3.7.1.2.	Lease liabilities

At the commencement date of the lease, the Group recognizes under “Loans and financing” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

• Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of offices, Pin Pads & POS, software, vehicles and other equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below US$ 5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

3.7.1.3.	Group as lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

3.8.	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Estimated useful lives (years)
Pin Pads & POS	5
IT equipment and facilities	5-10
Leasehold improvements	3-5
Furniture and fixtures	10
Telephony equipment	5
Vehicles	5

Leasehold improvements and Right-of-use assets are amortized using the straight-line method, over the shorter of the estimated useful life of the asset or the remaining term of the lease.

Assets’ residual values, useful lives and methods of depreciation are reviewed, at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. In 2020 the useful life was reviewed and changed, as described in note 4.2.

3.9.	Intangible assets, other than goodwill

3.9.1.	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

3.9.2.	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets other than those described in item 3.9.1 above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2020, and 2019, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Estimate useful life (years)
Software	5
Customer relationship	10
Trademarks and patents	1-5
Licenses for use	5

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

3.10.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (“CGU’s”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

3.10.1.	Goodwill

Goodwill is monitored by management at the level of the CGU. Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single CGU and, therefore, goodwill impairment test is performed at the single operating segment level.

The Group tests whether goodwill has suffered any impairment on an annual basis at December 31 and when circumstances indicate that the value may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods. See Note 13 for a discussion of the model and key assumptions.

3.10.2.	Other non-financial assets

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.11.	Provisions

Provisions for legal claims (labor, civil and tax) are recognized when (i) the Group has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount has been reliably estimated.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

3.12.	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include, but not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.

3.13.	Taxes

3.13.1.	Current income and social contribution taxes

Income taxes are comprised mainly of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”) on income on the Group’s Brazilian entities. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. The Brazilian entities of the Group record a monthly provision for IRPJ (25%) and CSLL (9%), on an accrual basis, paying taxes based on the monthly estimate.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares.

3.13.2.	Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of goodwill or an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

3.13.3.	Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales taxes are recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income
Contribution on gross revenue for social integration program (“PIS”) (i)	1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (i)	7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”) (ii)	2.00% - 5.00%	—	—
Social security levied on gross revenue (“INSS”) (iii)	4.50%	—	—

(i)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 23) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 10) and are offset on a monthly basis against Taxes payable (Note 17) and presented net, as the amounts are due to the same tax authority.

(ii)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 23) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(iii)	INSS is a social security charge levied on wages paid to employees. The subsidiaries Equals, Mundipagg, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

In addition, please see Note 10 for information in relation to contribution over revenue (PIS and COFINS) paid in the prior periods and recovered subsequently.

3.14.	Revenue and income

3.14.1.	Revenue from contracts with clients

Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the services before transferring them to the client. The Group applies the following five steps:

1. Identification of the contract with a client

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when or as the entity satisfies a performance obligation

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

Revenue from contracts with clients comprises:

3.14.1.1.	Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks, which are pass-through charges collected on their behalf, as the Group does not bear the significant risks and rewards of the authorization, processing and settlement services provided by the payment scheme networks and card issuers.

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.14.1.2.	Subscription services and Equipment rental

The Group provides (i) subscription services, such as reconciliation, business automatization solutions and others, and (ii) operating leases of electronic capture equipment to clients, net of withholding taxes.

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time as control is transferred to the client, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.

3.14.1.3.	Contracts with Multiple Performance Obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions or expected cost plus a margin. In limited situations, the relative stand-alone selling price for an element that cannot be assessed on one of the previous basis, revenue is first allocated to the element where relative stand-alone selling price has been established and the residual amount would be allocated to the element with no relative stand-alone selling price.

3.14.1.4.	Costs to obtain and fulfill a contract

The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2020, the Group had a carrying amount of R$ 90,832 (2019 – R$ 46,792) recognized under Other assets and R$ 36,737 (2019 – R$ 10,194) as amortization recognized in the statement of profit or loss.

3.14.2.	Financial income

Comprised mainly of:

(i)	discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid;

(ii)	interest income on loans; and

(iii)	fair value adjustment on loans designated at FVPL.

3.14.3.	Other financial income

Mainly comprised of interest generated by short-term investments, indexed to fixed and floating rates.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.15.	Financial expenses, net

Financial expenses, net, includes costs on the sale of receivables to banks and interest expense on borrowings, interest to fund FIDC quota holders, foreign currency gains and losses on cash balances denominated in foreign currencies, bank service fees and gains and losses on derivative foreign currency swaps.

3.16.	Employee benefits

3.16.1.	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

3.16.2.	Share-based payments

The Group has equity settled share-based payment plans, under which the management commits shares to employees and non-employees in exchange for services.

3.16.2.1.	Equity settled transactions

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. See Note 22.

3.16.3.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.17.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification. An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period;

or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period;

or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.18.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability should be recognized in profit or loss.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired.

Impairment losses relating to goodwill are not reversed in future periods.

3.19.	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associate are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within share of profit of an associate in the statement of profit or loss.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

3.20.	New and amended standards and interpretations

3.20.1.	New and amended standards and interpretations adopted

Several amendments and interpretations apply for the first time in 2020, but do not have impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

3.20.1.1.	Amendments to IFRS 3: Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no material impacts recognized in its financial statements.

3.20.1.2.	Amendments to IAS 1 and IAS 8: Definition of Material

IASB has made amendments to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

In particular, the amendments clarify:

•	that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

•	the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.20.1.3.	Revised Conceptual Framework for Financial Reporting

IASB has issued a revised Conceptual Framework which will be used in standard-setting decisions with immediate effect. Key changes include:

•	increasing the prominence of stewardship in the objective of financial reporting

•	reinstating prudence as a component of neutrality

•	defining a reporting entity, which may be a legal entity, or a portion of an entity

•	revising the definitions of an asset and a liability

•	removing the probability threshold for recognition and adding guidance on derecognition

•	adding guidance on different measurement basis, and

•	stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards. However, entities that rely on the Framework in determining their accounting policies for transactions, events or conditions that are not otherwise dealt with under the accounting standards will need to apply the revised Framework from January 1, 2020. These entities will need to consider whether their accounting policies are still appropriate under the revised Framework.

The Group has adopted the amendments on its effective date, January 1, 2020 and had no impacts recognized in its financial statements.

3.20.2.	New accounting standards not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.20.2.1.	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement

•	That a right to defer must exist at the end of the reporting period

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.20.2.2.	Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 – Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.20.2.3.	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group is currently assessing the impact the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

3.20.2.4.	IFRS 9 – Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have a material impact on the Group’s consolidated financial statements on this apply.

4.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Uncertainty about these assumptions and estimated could result in outcome that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date that represent a significant risk of causing a material adjustment to the book value of assets and liabilities in the next fiscal year are described below:

4.1.	Measurement of loss allowance for expected credit losses

4.1.1.	Accounts receivable from card issuers

For Accounts receivable from card issuers, the Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

4.1.2.	Trade accounts receivable

The provision rates are based on days past due for groupings of various client’s segments that have similar loss patterns (i.e., by product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 8 and 9 respectively.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

4.2.	Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the preparation of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

In September 2020, the Group reviewed the useful lives of its Property and Equipment and verified that its currently installed Pin Pads and POSs equipments are being used on average for 5 years, which is a longer period than the useful life previously estimated. The Group also reviewed the residual value of Pin Pads and POSs at the end of their estimated useful life and concluded that after this period of 5 years no residual value exists.

Therefore, the Group adjusted the useful life of this group of assets from 3 years with 30% of residual value to 5 years with no residual value.

The effect of the change in the useful life mentioned above was treated as change in an estimate in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 16 – Property, Plant and Equipment and therefore should be applied prospectively. The change resulted in a decrease of R$ 14,538 in the depreciation expense in the consolidated statement of profit or loss for the period ended September 30, 2020, when the change was applied.

The Group concluded that no additional change on the straight-line depreciation method or estimates was deemed necessary.

4.3.	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

• estimation of fair value based on equity transactions with third parties close to the grant date;

• other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

4.4.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 13. As of December 31, 2020, and 2019, the Group does not hold indefinite life intangible assets, except for goodwill.

Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

4.5.	Deferred income tax and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

4.6.	Provisions for contingencies

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

4.7.	Consolidation of structured entities

The Group considers the FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO to be structured entities as defined by IFRS 10. The participation of the Group in each of them is stated as follows:

	Subordinated quotas – held by the Group	Senior and/or mezzanine quotas – held by third parties
FIDC AR II	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC AR III	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC TAPSO	Approximately 99% of the total outstanding quotas	Approximately 1% of the total outstanding quotas
FIDC SOMA	100% of the total outstanding quotas	None
FIDC SOMA III	Approximately 15% of the total outstanding quotas	Approximately 85% of the total outstanding quotas

Single class of quotas
FIC FIM STONECO	100% held by the Group

The bylaws of these FIDCs and FIC FIM were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by the FIDCs. In addition, FIDC’s senior and mezzanine quota holders receive a remuneration and must be fully redeemed by us at the maturity date. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

In accordance with IFRS 10, the Group concluded it controls FIDC AR II, FIDC AR III, FIDC TAPSO, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO, therefore, they are consolidated in the Group’s financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 18 for further details.

4.8.	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

4.9.	Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

4.10.	Equipment rental - Estimating the expected life of merchants

The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee. The estimates are related to the average time that the merchant will process the transactions with Stone.

4.11.	Business combination – Determining the amount of intangible assets, evaluating their useful life and contingent consideration

The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies. For more details about the business combination, please refer to Note 5.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Business combinations

(a)	Financial position of business acquired

The allocation of assets acquired and liabilities assumed in the business combinations in the period are presented below:

Fair value	Linked (i) (*)	Mvarandas (ii) (*)	Vitta Group (iii) (*)	MLabs (iv) (**)	Questor (v) (**)	Sponte (vi) (**)	Creditinfo Caribbean (vii) (**)	Total
Cash and cash equivalents	596	240	2,964	9,406	4,354	1,487	9,494	28,541
Trade accounts receivable (viii)	473	8	504	944	1,664	824	2,181	6,598
Property and equipment	167	68	304	1,695	1,575	811	800	5,420
Intangible asset	2,266	-	1,295	-	1,119	9	3,669	8,358
Intangible asset - Customer relationship (ix)	-	2,987	5,252	2,750	23,649	8,784	7,285	50,707
Intangible asset - Software (ix)	-	2,775	737	-	4,437	-	-	7,949
Intangible asset - Trademarks and patents (ix)	-	-	1,973	-	-	-	-	1,973
Intangible asset - Exclusivity right (ix)	-	-	-	-	-	-	38,827	38,827
Deferred tax assets	-	-	-	-	-	-	1,531	1,531
Other assets	2,850	190	1,722	15,610	11,539	681	1,908	34,500
Total assets	6,352	6,268	14,751	30,405	48,337	12,596	65,695	184,404

Trade accounts payable	-	40	783	146	47	93	2,334	3,443
Labor and social security liabilities	202	270	1,597	980	2,822	2,069	23	7,963
Deferred tax liabilities	-	1,959	2,707	935	9,549	2,987	-	18,137
Other liabilities	526	216	280	1,475	3,482	2,173	319	8,471
Total liabilities	728	2,485	5,367	3,536	15,900	7,322	2,676	38,014

Net assets and liabilities	5,624	3,783	9,384	26,869	32,437	5,274	63,019	146,390
Consideration transferred (Note 5(c))	14,256	30,392	301,210	69,636	58,325	80,553	102,868	657,240
Goodwill (x)	8,632	26,609	291,826	42,767	25,888	75,279	39,849	510,850

(*)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are complete.

(**)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are preliminary.

(i)	On April 15, 2020, the Group obtained the control of Linked through a step acquisition, which started on June 18, 2018, with the acquisition of 27.06% interest for R$ 2,366 fully paid by December 2018. During 2019, the Group acquired additional 21.50% interest through capital increase of R$ 5,181 fully paid by January 2020. Finally, on April 15, 2020, another capital increase in the amount of R$ 3,800 afforded the acquisition of Linked’s control with a 58.1% interest. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market, with which the Company expects to obtain synergies in its services to clients.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(ii)	On April 30, 2020, the Group acquired a 100% interest in MVarandas. MVarandas is an unlisted company based in João Pessoa, Brazil, that develops software and services for the food service market. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(iii)	On May 29, 2020, the Group acquired a 100% interest in Vitta Tecnologia em Saúde S.A, VittaPar LLC, Vitta Corretora de Seguros LTDA and Vitta Serviços em Saúde LTDA. (all together described as “Vitta Group”) privates companies focused in health plan management, health services and insurance services, based in São Paulo, Brazil, with which the Group expects to obtain synergies in its services to clients.

(iv)	On September 1, 2020, the Group acquired a 51.5% interest in MLabs. MLabs is an unlisted company based in São Paulo, Brazil, that develops software and services for social media management. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The shareholders shall approve the stock option plan of Mlabs limited to 2.912% of the total share capital of MLabs. Therefore, after the referred approval, STNE Par shall hold 50% interest in MLabs.

(v)	On October 1, 2020, the Group acquired a 50.0% interest in Questor. Questor is an unlisted company based in Santa Catarina, Brazil, that develops management software for accounting offices. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 50.0% interest in Questor.

(vi)	On November 5, 2020, the Group acquired a 90.0% interest in Sponte. Sponte is an unlisted company based in Paraná, Brazil, that develops management software for education. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

(vii)	On November 5, 2020, the Group acquired a 53.05% interest in StoneCo CI Ltd, Creditinfo Jamaica Ltd, Creditinfo Guyana Inc and Creditadvice Barbados Ltd. (all together described as “Creditinfo Caribbean”), private credit bureaus companies which the main products are credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively, with which the Company expects to grow in a developing market. The Group also holds an option to acquire an additional interest in the period from 2 to 5 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 46.95% interest in Creditinfo Caribbean.

(viii)	The fair value of trade accounts receivable is R$ 6,598. The gross amount of trade accounts receivable is R$ 6,870 and it is expected that the full contractual amounts can be collected.

(ix)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having determined certain assets such as customer relationship, software, trademarks and patents, and exclusivity right. Details on the methods and assumptions adopted are described on Note 5(b).

(x)	Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

(b)	Intangible assets arised from the business combination

The fair value of intangible assets identified in the business combination carried out in 2020 are detailed below, as well as whether the assessment is preliminary or final. The Company has up to 12 months after each of the acquisitions to conclude the assessment.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Customer relationship	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean
Amount	-	2,987	5,252	2,750	23,649	8,784	7,285
Method of evaluation	N/A	MEEM(*)	MEEM(*)	MEEM(*)	MEEM(*)	MEEM(*)	MEEM(*)
Estimated useful life (i)	N/A	9 years	13 - 19 years	5 years	6 years	6 years	10 years
Discount rate (ii)	N/A	14.05%	12.85%	15.57%	15.57%	15.57%	10.54%
Source of information	N/A	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections	acquirer’s management internal projections
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.

(*)	Multi-Period Excess Earnings Method (“MEEM”)

Software	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean
Amount	-	2,775	737	-	4,437	-	-
Method of evaluation	N/A	replacement cost	replacement cost	N/A	replacement cost	N/A	N/A
Estimated useful life (i)	N/A	10 years	10 years	N/A	3 years	N/A	N/A
Discount rate (ii)	N/A	14.55%	13.35%	N/A	15.57%	N/A	N/A
Source of information	N/A	historical data	historical data	N/A	historical data	N/A	N/A
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Useful lives were estimated based on internal benchmarks.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Trademarks and patents	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean
Amount	-	-	1,973	-	-	-	-
Method of evaluation	N/A	N/A	royalty relief	N/A	N/A	N/A	N/A
Estimated useful life	N/A	N/A	indefinite	N/A	N/A	N/A	N/A
Discount rate (i)	N/A	N/A	13.85%	N/A	N/A	N/A	N/A
Source of information	N/A	N/A	acquirer’s management internal projections	N/A	N/A	N/A	N/A
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.

Exclusivity right	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean
Amount	-	-	-	-	-	-	38,827
Method of evaluation	N/A	N/A	N/A	N/A	N/A	N/A	WWM(*)
Estimated useful life (i)	N/A	N/A	N/A	N/A	N/A	N/A	10 years
Discount rate (ii)	N/A	N/A	N/A	N/A	N/A	N/A	10.54%
Source of information	N/A	N/A	N/A	N/A	N/A	N/A	acquirer’s management internal projections
Assessment status	complete	complete	complete	preliminary	preliminary	preliminary	preliminary

(i)	Useful lives were estimated based on contractual terms.

(ii)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector's risk.

(*)	With and Without Method (“WWM”)

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(c)	Consideration transferred

The fair value of the consideration transferred on the business combination were as follows:

	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean	Total
Cash consideration paid to the selling shareholders in 2020	3,800	18,700	40,022	37,371	46,296	56,500	73,281	275,970
Shares of the Company issued to selling shareholders (i)	-	-	34,961	-	-	-	-	34,961
Cash consideration to be paid to the selling shareholders after 2020	-	1,495	-	15,110	3,031	6,500	-	26,136
Non-controlling interest in the acquiree (ii)	2,356	-	-	13,031	16,219	527	29,587	61,720
Fair value of previously held equity interest in the acquiree (iii)	8,100	-	-	-	-	-	-	8,100
Call option in the acquiree (iv)	-	-	-	-	(10,891)	-	-	(10,891)
Contingent consideration (v) (vi) (vii) (viii) (ix)	-	10,197	226,227	4,124	3,670	17,026	-	261,244
Total	14,256	30,392	301,210	69,636	58,325	80,553	102,868	657,240

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	The Company issued 203,378 ordinary shares as consideration for the 100% interest in Vitta Group. The fair value of the shares is calculated with reference to the quoted price of the shares of the Company at the date of acquisition, which was US$ 31.68 (or R$ 171.91) per share. The fair value of the consideration given was therefore R$ 34,961.

(ii)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(iii)	As a result of the step acquisition of Linked, the Group recognized a gain of approximately R$ 2,992 for the difference between the previously held 48.56% interest in Linked, at fair value, in the amount of R$ 8,184, and its carrying amount, in the amount of R$ 5,192. The gain was included in “Other operating expenses” in the statement of profit or loss for the period ended December 31, 2020.

(iv)	The option has been evaluated in accordance with pre-determined formulas and R$ 10,891 was recorded in the consolidated statement of financial position as Derivative financial instruments.

(v)	MVarandas’ contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and are determined by the valuation of MVarandas which will be defined considering multiples of the revenue recorded in 2022 less the payment made in 2020. The contingent consideration is limited to R$ 16,300.

(vi)	Vitta Group’s contingent consideration will be transferred to the minority selling shareholders after the closing of the 2023 fiscal year and are determined by the valuation of Vitta Group, which will be defined considering multiples of the revenue recorded in 2023 less the payment made in 2020, additional investments and any other payments made by the Company to afford the subsidiaries’ operation.

(vii)	MLabs’ contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that the acquired company will have at the end of 2022. The contingent consideration is limited to R$ 11,741.

(viii)	Questor’s contingent consideration will be transferred to the selling shareholders after the closing of the 2021 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue, number of new clients and profit margin that Questor will have at the end of 2021.

(ix)	Sponte’s contingent consideration will be transferred to the selling shareholders after the closing of the 2023 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that Sponte will have at the end of 2023. The contingent consideration is limited to R$ 31,500.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. As of December 31, 2020, R$ 269,162 (Note 27 (iii)) is included in non-current “Other liabilities” in the financial position.

(d)	Acquisition-related costs

As of December 31, 2020, in the statement of profit or loss under administrative expenses the Group recognized R$ 819 of costs related to the acquisitions mentioned above.

(e)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

	Linked	MVarandas	Vitta Group	MLabs	Questor	Sponte	Creditinfo Caribbean
Total revenue and income	900	2,869	12,247	9,230	8,506	3,876	2,675
Net Income (loss)	(4,200)	(1,070)	(1,469)	310	2,432	475	(567)

Total revenue and income and net income for the Group are presented below on a pro-forma basis assuming the acquisitions had occurred at the beginning of the year of each acquisition:

2020
Pro-forma total revenue and income	3,388,052
Pro-forma net income	850,099

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Group's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

6.	Cash and cash equivalents

	2020	2019

Short-term bank deposits - denominated in R$	2,370,414	910,080
Short-term bank deposits - denominated in US$	76,576	58,262
	2,446,990	968,342

7.	Short-term investments

	2020	2019

Listed securities
Bonds (a)	675,599	168,737
Equity securities (b)	970,353	-
Unlisted securities
Bonds (a)	6,464,154	2,758,265
Investment funds (c)	10,136	9,787
Equity securities (b)	7,816	240
	8,128,058	2,937,029

(a)	Comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2020, bonds of listed securities are mainly indexed in a range of 97.50% to 100% CDI rate (2019 – 100% CDI). Liquidity risk is minimal.

(b)	Comprised of ordinary shares of listed and unlisted entities. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. The change in fair value in 2020 of R$ 40,336 (2019 - R$ (938)) was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	2020	2019

Accounts receivable from card issuers (a)	16,031,948	13,595,133
Accounts receivable from other acquirers (b)	287,972	478,917
Allowance for expected credit losses	(12,765)	(7,236)
	16,307,155	14,066,814

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of December 31, 2020, R$ 4,437,285 of the total Accounts receivable from card issuers are held by FIDC AR II and FIDC AR III (December 31, 2019 — R$ 3,714,422 held by FIDC AR I and FIDC AR II). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

The movement in the allowance for expected credit losses of accounts receivable from card issuers is as follows:

	2020	2019

At January 1	7,236	5,826
Charge for the year	6,626	1,771
Reversal	(1,097)	(361)
At December 31	12,765	7,236

Impairment and risk exposure

In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1.1 for further details.

Information about the credit quality of accounts receivable and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 27.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to loans designated at FVPL, equipment rental and other services.

	2020	2019

Loans designated at FVPL (a)	1,646,685	124,661
Accounts receivable from clients (b)	130,059	108,490
Other trade accounts receivable	53,675	39,922
Allowance for expected credit losses	(32,463)	(23,656)
	1,797,956	249,417
Current	1,415,850	249,417
Non-current	382,106	-

(a)	The Company has started to directly offer credit to clients at the end of 2019. The Group has irrevocably elected to classify the loans at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA and FIDC SOMA III.

(b)	Comprised mainly of accounts receivable from equipment rental.

The Group records an allowance for expected credit losses of trade accounts receivable from the lease of equipment to clients based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.6.1.4 and 4.1.1 for further details.

The movement in the allowance for expected credit losses of trade accounts receivables is as follows:

	2020	2019

At January 1	23,656	7,745
Charge for the year	30,372	35,695
Reversal	(269)	(3,179)
Write-off	(21,296)	(16,605)
At December 31	32,463	23,656

10.	Recoverable taxes

	2020	2019

Withholding income tax on finance income (a)	39,413	33,344
Contributions over revenue (b)	14,922	13,576
Other taxes	2,030	3,506
	56,365	50,426

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Income taxes

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Profit before income taxes	1,127,662	1,090,655	442,339
Brazilian statutory rate	34%	34%	34%
Tax expense at the statutory rate	(383,405)	(370,823)	(150,395)

Additions (exclusions):
Different tax rates for companies abroad	98,376	47,782	(3,283)
Other permanent differences	(4,777)	6,039	(2,871)
Equity pickup on associates	(2,359)	(275)	169
Unrecorded deferred taxes	(31,531)	(2,030)	(652)
Use of tax losses previously unrecorded	-	5,163	2,689
Unrealized gain on previously held interest on acquisition	1,017	-	7,290
Interest payments on net equity	12,276	10,102	-
R&D Tax Benefits	13,107	8,188	4,026
Other tax incentives	7,080	9,394	5,915
Total income tax and social contribution expense	(290,216)	(286,460)	(137,112)
Effective tax rate	26%	26%	31%

Current income tax and social contribution	(216,886)	(217,228)	(154,882)
Deferred income tax and social contribution	(73,330)	(69,232)	17,770
Total income tax and social contribution expense	(290,216)	(286,460)	(137,112)

(b)	Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

	2020	2019
At January 1	182,094	182,445
Losses available for offsetting against future taxable income	(39,949)	(46,177)
Tax credit carryforward	51,063	(2,720)
Tax deductible goodwill	(12,226)	61,127
Share-based compensation	6,535	6,354
Assets at FVOCI	(14,020)	7,758
Assets at FVPL	(69,357)	-
Deferred income taxes arising from business combinations	(8,152)	5,890
Temporary differences under FIDC	1,563	(27,806)
Technological innovation benefit	(5,968)	(6,385)
Others	(13,972)	1,608
At December 31	77,611	182,094

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(c)	Deferred income taxes by nature

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the tax losses can only be used to offset up to 30% of taxable profit for the year.

	2020	2019
Losses available for offsetting against future taxable income	84,581	124,530
Tax credit carryforward	85,995	34,932
Tax deductible goodwill	48,901	61,127
Share-based compensation	32,693	26,158
Assets at FVOCI	25,040	39,060
Assets at FVPL	(75,288)	(5,931)
Deferred income taxes arising from business combinations	(39,113)	(30,961)
Temporary differences under FIDC	(66,536)	(68,099)
Technological innovation benefit	(15,432)	(9,464)
Others	(3,230)	10,742
Deferred tax, net	77,611	182,094

(d)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 36,906 (2019 – R$ 2,714) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property and equipment

(a)	Changes in Property and equipment

	Balance at 12/31/2018	Additions	Disposals	IFRS 16 (iii)	Balance at 12/31/2019	Additions	Disposals	Transfers (i)	Business Combination (ii)	Balance at 12/31/2020
Cost
Pin Pads & POS	254,961	279,818	(21,846)	-	512,933	327,149	(66,131)	(37,176)	-	736,775
IT equipment	75,354	16,963	(661)	-	91,656	35,642	(3,487)	-	4,433	128,244
Facilities	21,125	1,617	-	-	22,742	5,680	(18)	10,635	1,485	40,524
Machinery and equipment	14,222	2,459	(10)	-	16,671	983	(47)	-	635	18,242
Furniture and fixtures	6,849	3,795	(156)	-	10,488	2,687	(110)	562	1,002	14,629
Vehicles and airplane	90	-	-	-	90	16,033	-	-	138	16,261
Construction in progress	-	1,039	(19)	-	1,020	10,280	(22)	(11,197)	-	81
Right-of-use assets - Vehicles	-	6,346	(1,673)	5,722	10,395	15,098	(5,486)	-	-	20,007
Right-of-use assets - Offices	-	69,856	(178)	35,213	104,891	37,042	(17,548)	-	2,186	126,571
	372,601	381,893	(24,543)	40,935	770,886	450,594	(92,849)	(37,176)	9,879	1,101,334
Depreciation
Pin Pads & POS	(69,744)	(79,849)	8,296	-	(141,297)	(119,310)	11,903	-	-	(248,704)
IT equipment	(21,783)	(14,345)	428	-	(35,700)	(21,362)	1,644	-	(2,383)	(57,801)
Facilities	(7,559)	(4,210)	-	-	(11,769)	(4,869)	6	-	(548)	(17,180)
Machinery and equipment	(5,844)	(3,279)	9	-	(9,114)	(4,630)	14	-	(410)	(14,140)
Furniture and fixtures	(1,354)	(838)	31	-	(2,161)	(1,408)	25	-	(338)	(3,882)
Vehicles and airplane	(44)	(13)	-	-	(57)	(1,363)	-	-	(124)	(1,544)
Right-of-use assets - Vehicles	-	(4,872)	990	-	(3,882)	(8,256)	5,232	-	-	(6,906)
Right-of-use assets - Offices	-	(18,343)	44	-	(18,299)	(24,137)	9,149	-	(656)	(33,943)
	(106,328)	(125,749)	9,798	-	(222,279)	(185,335)	27,973	-	(4,459)	(384,100)
Property and equipment, net	266,273	256,144	(14,745)	40,935	548,607	265,259	(64,876)	(37,176)	5,420	717,234

(i)	In the second quarter of 2020, the Company started recording tax credits of PIS and COFINS at the time of the POS acquisition, in accordance with Brazilian tax law. Previously, the credit was taken due to the depreciation of the asset. Accordingly, the residual tax credit on assets in operation on June 30, 2020 was reclassified to recoverable taxes in the statement of financial position, with no impact on the statement of profit or loss. New acquisitions will be added to property and equipment net of tax credits, which will be recorded in the statement of profit or loss in line with the depreciation of the asset.

(ii)	For more details about the business combination, please refer to Note 5.

(iii)	Refers to adoption of IFRS 16 on January 1, 2019. After that, the new contracts are considered as a common addition.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2020	2019	2018

Cost of services	162,202	100,070	54,203
General and administrative expenses	59,593	49,358	38,130
Selling expenses	34,499	13,968	-
Depreciation and Amortization charges	256,294	163,396	92,333
Depreciation charge	185,335	125,749	66,501
Amortization charge (Note 13)	70,959	37,647	25,832
Depreciation and Amortization charges	256,294	163,396	92,333

(c)	Impairment loss and compensation

As of December 31, 2020, 2019 and 2018, there were no indicators of impairment of property and equipment.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets

	Balance at 12/31/2018	Additions	Disposals	Transfers	Balance at 12/31/2019	Additions	Disposals	Transfers	Business Combination (i)	Balance at 12/31/2020
Cost
Goodwill - acquisition of subsidiaries	143,194	-	-	-	143,194	-	-	-	510,850	654,044
Customer relationship	99,428	-	(60)	-	99,368	4,300	-	-	51,433	155,101
Trademark use right	12,491	-	-	-	12,491	-	-	-	-	12,491
Trademarks and patents	1,704	28	-	-	1,732	7	-	-	1,989	3,728
Software	95,683	41,363	(25,000)	22,566	134,612	37,477	(11,899)	27,561	16,898	204,649
Licenses for use - payment arrangements	11,437	88	(7)	-	11,518	9,035	-	-	4,697	25,250
Exclusivity right	-	-	-	-	-	-	-	-	38,827	38,827
Software in progress	17,116	25,695	(213)	(22,566)	20,032	32,654	(190)	(27,561)	1,311	26,246
Right-of-use assets - Software	-	37,513	-	-	37,513	66,837	(37,513)	-	-	66,837
Others	726	-	(726)	-	-	-	-	-	-	-
	381,779	104,687	(26,006)	-	460,460	150,310	(49,602)	-	626,005	1,187,173
Amortization
Customer relationship	(26,571)	(10,582)	60	-	(37,093)	(13,450)	-	-	-	(50,543)
Trademark use right	(12,491)	-	-	-	(12,491)	-	-	-	-	(12,491)
Trademarks and patents	(113)	(335)	-	-	(448)	(345)	-	-	-	(793)
Software	(30,346)	(19,847)	23,678	-	(26,515)	(34,099)	9,438	-	(4,332)	(55,508)
Licenses for use - payment arrangements	(3,514)	(2,533)	1	-	(6,046)	(4,240)	-	-	(3,009)	(13,295)
Exclusivity right	-	-	-	-	-	(647)	-	-	-	(647)
Right-of-use assets - Software	-	(4,168)	-	-	(4,168)	(18,178)	8,336	-	-	(14,010)
Others	(1,087)	(182)	1,269	-	-	-	-	-	-	-
	(74,122)	(37,647)	25,008	-	(86,761)	(70,959)	17,774	-	(7,341)	(147,287)

Intangible assets, net	307,657	67,040	(998)	-	373,699	79,351	(31,828)	-	618,664	1,039,886

(i)	For more details about the business combination, please refer to Note 5.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Impairment of intangible assets

As of December 31, 2020, and 2019, there were no indicators of impairment of finite-life intangible assets.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test as of December 31, 2020 and 2019 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

The recoverable amount of the Group’s single CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 10.54% (2019 - 9.4%) and the growth rate applied to perpetuity cash-flow is 5.0% (2019 - 5.0%) that considers long-term local inflation and long-term real growth.

The key assumptions used in value in use calculation are as follows:

•	Average free cash flow to equity over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Considered a pre-tax discount rate applied to cash flow of 10.54% (2019 - 9.4%), based on long-term interest rate, equity risk premium, industry beta and other variables.

•	Considered a perpetuity growth rate of 5.0% (2019 - 5.0%), based on long-term local inflation and real growth.

The sensitivity analysis of the goodwill impairment test considered, at once: a decrease of 10.0% of the free cash flow to equity in the first year, a decrease of 10.0% in the growth rate for the second until fifth year, a decrease of 250 basis points in perpetuity rate after the fifth year and an increase of 500 basis points in pre-tax discount rate, and it did not result in the impairment of the goodwill.

14.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

15.	Trade accounts payable

	2020	2019

Domestic trade accounts payable	178,050	94,887
Foreign suppliers	156	290
Other	2,285	2,648
	180,491	97,825

Accounts payable are unsecured and the average payment term is 45 days. The carrying amount of accounts payable is close to fair value, due to their short-term nature.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Labor and social security liabilities

	2020	2019

Accrued annual payments and related social charges	142,552	85,675
Labor liabilities and related social charges	111,809	50,770
Total labor and social security liabilities	254,361	136,445
Current	173,103	109,013
Non-current	81,258	27,432

17.	Taxes payable

	2020	2019

Income tax (IRPJ and CSLL) (e)	55,794	2,181
Contributions over revenue (PIS and COFINS) (a)	23,502	26,613
Withholding income tax (c)	12,021	6,130
Taxes on services (ISS) (b)	8,635	6,839
Withholding taxes from services taken (d)	5,969	2,527
Social security levied on gross revenue (INSS) (f)	503	221
Other taxes and contributions	411	429
	106,835	44,940

(a)	PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.

(b)	ISS is recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

(c)	For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

(d)	Amount relative to PIS, COFINS and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

(e)	The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 10). The majority of this amount refers to long-live assets and the settlement of the corresponding income tax will occur at the same time the assets are realized.

(f)	The entities Equals, Mundipagg, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Loans and financing

As of December 31, 2020, and 2019, loans and financing are as follows:

	Average annual interest rate %	Maturity	2020	2019

Obligations to FIDC AR quota holders (a)	106.0% of CDI Rate* / CDI Rate* + 1.50%	Jun/21, Aug/23	1,939,645	2,070,542
Obligations to FIDC TAPSO quota holders (b)	CDI Rate* + 1.15%	Mar/21	20,476	20,352
Leases (d)	111.0% of CDI Rate*	-	-	1,497
Leases (d)	105.7% - 151.8% of CDI Rate*	Jan/21 - Jun/29	48,856	35,778
Bank borrowings (e)	CDI Rate* + 0.68% / CDI Rate* + 1.20%	Jan/21 - Mar/21	390,830	1,777,083
Loans with private entities (f)	109.8% of CDI Rate*	Sep/21	745,051	738,456
Debentures (g)	109.0% of CDI Rate*	Jul/22	-	394,997
Current portion of debt			3,144,858	5,038,705

Obligations to FIDC AR quota holders (a)	106.0% of CDI Rate* / CDI Rate* + 1.50%	Jun/21, Aug/23	2,174,670	1,620,000
Obligations to FIDC SOMA III quota holders (c)	CDI Rate* + 4.0% / CDI Rate* + 7.0%	Dec/23	239,759	-
Leases (d)	105.7% - 151.8% of CDI Rate*	Jan/21 - Jun/29	126,005	87,483
Debentures (g)	109.0% of CDI Rate*	Jul/22	398,358	-
Non-current portion of debt			2,938,792	1,707,483

Total debt			6,083,650	6,746,188

*	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2020 was 2.76% (2019 - 5.97%).

(a)	Obligations to FIDC AR quota holders

The FIDC AR I and FIDC AR II were launched in June 2017 and November 2017, respectively, and issued senior quotas through a public offering to qualified institutional investors. The purpose of these FIDCs is to acquire receivables arising from credit card transactions and fund the Group’s operations. The Group holds 100% of the subordinated quotas in these entities. Residual returns from these FIDCs, if any, are paid to subordinated quotas.

In 2017, three series of senior quotas were issued, with a total amount of R$ 2,059,500 and maturity in 2020. The payment of interest was made every six months and, at the end of the third annual period, the senior quotas were fully redeemed. The benchmark return rate was 106.8% of the CDI rate. In June 2020, after the fully amortization of senior quotas, FIDC AR I was ended.

In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$ 1,620,000, and maturity in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.

In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest will be made every three months. After this period, the amortization of the principal and the payment of interest will be every three months. The benchmark return rate is CDI + 1.5% per year.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Obligations to FIDC TAPSO quota holders

In October 2019, the Group raised a total of R$ 20,000, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas had a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they would have been fully redeemed. However, in March 2020 the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new benchmark return rate of CDI + 1.15% per year.

(c)	Obligations to FIDC SOMA III quota holders

In December 2020, the Group completed the issuance of R$ 580,000 of FIDC SOMA III quotas, raising R$ 493,000 in third-party capital for its credit solution, of which R$ 246,500 were received in 2020. FIDC SOMA III is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while Stone holds the subordinated quotas. The senior quotas reached R$ 348,000 with a benchmark return rate of CDI + 4.0% per year. The mezzanine quotas reached R$ 145,000 and the benchmark return rate is CDI + 7.0% per year.

(d)	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

(e)	Bank borrowings

During 2019 the Group increased its options of financial funding by issuing CCBs (Bank Credit Notes). The principal and the interests of this type of loan are paid at maturity. As of December 31, 2020, the outstanding was R$ 390,830, whose annual price range is from CDI + 0.68% to CDI + 1.20%.

(f)	Loans with private entities

On October 1, 2018, the Group entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction was a revolving loan, whose benchmark return rate was 103.0% of the CDI Rate and had a maturity of 12 months. Accounts receivables from card issuers were used as collateral, in the equivalent amount of 106% of loan balance.

In October 2019 the Group renewed this loan contract for another two years, with a benchmark return rate equivalent to 109.8% of the CDI rate.

(g)	Debentures

On June 12, 2019 Stone approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures are secured by Stone’s accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(h)	Changes in loans and financing

	Balance at 12/31/2019	Additions	Disposals	Payment	Interest	Business Combination	Balance at 12/31/2020

Obligations to FIDC AR quota holders (i)	3,690,542	2,476,906	-	(2,169,073)	115,940	-	4,114,315
Obligations to FIDC TAPSO quota holders	20,352	-	-	(514)	638	-	20,476
Obligations to FIDC SOMA III quota holders (ii)	-	239,232	-	-	527	-	239,759
Leases (iii)	124,758	118,977	(36,919)	(41,373)	7,826	1,592	174,861
Bank borrowings (iv)	1,777,083	3,996,820	-	(5,422,211)	39,138	-	390,830
Debentures	394,997	-	-	(8,769)	12,130	-	398,358
Loans with private entities	738,456	-	-	(17,652)	24,247	-	745,051
	6,746,188	6,831,935	(36,919)	(7,659,592)	200,446	1,592	6,083,650
Current	5,038,705						3,144,858
Non-current	1,707,483						2,938,792

	Balance at 12/31/2018	Additions	Payment	Interest	Balance at 12/31/2019

Obligations to FIDC AR quota holders	2,064,333	1,620,000	(180,713)	186,922	3,690,542
Obligations to FIDC TAPSO quota holders	10,238	20,000	(10,734)	848	20,352
Leases	3,674	154,650	(38,023)	4,457	124,758
Bank borrowings	750	2,561,360	(798,323)	13,296	1,777,083
Debentures	-	397,478	(13,815)	11,334	394,997
Loans with private entities	758,027	-	(66,717)	47,146	738,456
	2,837,022	4,753,488	(1,108,325)	264,003	6,746,188
Current	777,702				5,038,705
Non-current	2,059,320				1,707,483

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	Additions refer to the first series of FIDC AR III senior quotas issuance. The total issuance to third party investors was R$ 2,500,000 (R$ 2,476,906 net of the offering transaction costs, which will be amortized over the course of the series). Payments mainly refer to the amortization of the principal and the payment of interest of FIDC AR I and FIDC AR II.

(ii)	Additions refer to the first series of FIDC SOMA III senior and mezzanine quotas. The total issuance to third party investors was R$ 493,000, of which R$ 246,500 were received in 2020 (R$ 239,232 net of the offering transaction costs, which will be amortized over the course of the series).

(iii)	The balance comprises leases related to the adoption of IFRS 16.

(iv)	In March 2020 the Group entered into two US$ 100,000 bilateral loans each indexed to the Brazilian real, totaling US$ 200,000, with maturity in 90 days from the execution dates. The debt facilities bear interest at the annual rates of 4.085% and CDI + 0.85%, respectively. The first loan was paid in June 2020 and the second had the maturity postponed and was paid in September 2020, with a new rate equivalent to CDI + 3.00% per year. Moreover, the Group has issued a total amount of R$ 2,960,000 of new CCBs (Bank Credit Notes), of which R$ 390,830 are still outstanding and will mature until March 2020. The proceeds of these loans were used mainly for the prepayment of receivables.

The Group has not breached borrowing limits or covenants (where applicable) on any of its borrowing facilities.

19.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	2020	2019
Sales of services
Associates (legal and administrative services) (i)	11	11
	11	11
Purchases of goods and services
Entity controlled management personnel (ii)	(16,652)	(10,029)
Associates (transaction services) (iii)	(2,032)	(451)
	(18,684)	(10,480)

(i)	In 2020 and 2019, related to services provided to VHSYS.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services reimbursed to Zurich Consultoria e Participações Ltda, companies owned by related parties.

In March 2020, the Group acquired, under arm’s length principle (using market quotation from specialized publication and comparable transaction), for R$ 15,974 an airplane from Zurich Consultoria e Participações Ltda (included in Property and equipment, Note 10). With the acquisition, travel to the various locations of the Company and its subsidiaries will be facilitated, the acquisition aims to meet the interests and needs of StoneCo and its affiliates in the development of its activities and the utilization of this airplane must follow the Airplane Use and Disbursements Policy, approved by the Board.

(iii)	Related mainly to commission expenses paid to Collact due to new customer acquisition.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

In May 2020, the Group acquired the control of Vitta Group (Note 5). Some of the Vitta’s selling shareholders are member of the Company’s Board of Directors. The Group paid R$ 1,436 to related parties through this business combination and they do not hold any rights under additional payments to be made related to this acquisition.

As of December 31, 2020, some officers and directors were subscribed to the Group’s banking solution, the total amount recognized in other liabilities is R$ 33.

(b)	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2020	2019

Loans to management personnel	4,149	6,084
Convertible loans	3,051	6,753
Receivables from related parties	7,200	12,837

As of December 31, 2020, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

(c)	Key management personnel compensation

Management includes the legal directors of StoneCo plus key executives of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2020 and 2019, compensation expense was as follows:

	2020	2019
Short-term benefits	15,202	11,902
Share-based payments (Note 26)	32,305	18,878
	47,507	30,780

20.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation. The amount of the judicial deposits as of December 31, 2020 is R$ 20,448 (2019 - R$ 15,541), that are included in Other assets in the non-current assets.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2018	991	251	1,242
Additions	10,303	1,810	12,113
Reversals	(1,848)	(1,025)	(2,873)
Interests	142	38	180
Payments	(712)	(386)	(1,098)
Balance at December 31, 2019	8,876	688	9,564
Additions	3,567	409	3,976
Reversals	(1,389)	(328)	(1,717)
Interests	481	39	520
Payments	(1,963)	(230)	(2,193)
Balance at December 31, 2020	9,572	578	10,150

•	MNLT, Stone, Pagar.me, Cappta, Mundipagg and Buy4 are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	2020	2019
Civil	46,169	59,206
Labor	15,024	4,145
Total	61,193	63,351

The nature of the civil litigations is summarized as follows:

• Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. Due to a revaluation of the amount involved in the lawsuit during first quarter of 2020, as there are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees, the amount provided as possible loss decreased to R$ 10,835 (December 31, 2019 - R$ 49,674).

• Stone, MNLT, Cappta, PDCA and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback, which sums R$ 2,063 (December 31, 2019 - R$ 3,915); (ii) disputes related to amounts withheld due to credit and fraud prevention/risk management, totaling R$ 5,876 (December 31, 2019 - R$ 658); and (iii) disputes related to merchants credit card receivables, totaling R$ 1,256 (December 31, 2019 - R$ 1,499).

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

In October 2018, immediately prior to the completion of the IPO, each of the ordinary voting shares and Class C shares (5,881,050 shares) were converted into Class B common shares, and each of the outstanding ordinary non-voting shares, as Class A common shares. Therefore, the Company has two share classes, Class A and Class B common shares, with the following rights:

•	each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors;

•	the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•	upon our liquidation, dissolution or winding up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

At the Extraordinary General Meeting of Shareholders held on October 11, 2018, the Company’s shareholders approved a capital stock share split with a ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Below are the issuances and repurchases of shares during 2020 and 2019 (after giving effect to the share split and conversion mentioned above):

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Total
At December 31, 2018	125,697,438	151,482,561	277,179,999

Issuance	35,655	-	35,655
Vested awards (i)	151,182	-	151,182
Conversions	52,804,309	(52,804,309)	-

At December 31, 2019	178,688,584	98,678,252	277,366,836

Business combination (ii)	203,378	-	203,378
2020 Follow on (iii)	31,481,250	-	31,481,250
Vested awards (iv)	210,378	-	210,378
Conversions	46,895,550	(46,895,550)	-

At December 31, 2020	257,479,140	51,782,702	309,261,842

As of December 31, 2020, and 2019, all issued shares were paid in full.

(i)	In April 2019, during the follow-on public offering, the vesting of some RSU awards was accelerated. Accordingly, Class A common shares were issued to our founder shareholders, as anti-dilutive shares. Also, in April, 2019, upon a lock-up period end, some shareholders converted Class B shares to Class A shares.

(ii)	On May 29, 2020, the Company issued 203,378 shares as payment to acquire 100% interest in Vitta Group. Details of the transactions are described in Note 5.

(iii)	As mentioned in Note 1.4, on August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common.

(iv)	As described in Note 26, the Company has accelerated 302,243 RSUs, of which 210,378 shares were delivered through the issuance of shares, 2,735 shares were delivered through the delivery of treasury shares and the remaining was paid as withholding income tax. Additionally the Company has repurchased and cancelled 7,595 shares under the incentive shares plan.

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

In 2020, 528,335 Class A common shares (2019 - 0) were repurchased, for R$ 76,270.

As described on Note 21(b)(iv), the Company has delivered 2,735 treasury shares to anticipate the delivery of awards.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

In December 2020, the Company holds 532,470 (December 2019 - 6,870) Class A common shares in treasury.

(d)	Special reserve

Due to the reverse merger of StoneCo Brasil by Stone (see Note 1.3) (an intragroup restructuring of Brazilian subsidiaries), the excess paid to acquire the remaining 10.1% of the outstanding shares of Stone in 2017 (R$ 179,323) will be deductible for the purposes of income tax and social contribution on net income. Thus, Stone has recognized a special reserve in shareholders’ equity in the amount of R$ 61,127 and a deferred tax asset.

22.	Earnings per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2020	2019	2018

Net income attributable to Owners of the Parent	854,071	803,232	301,232
Less: Net loss allocated to participating shares of Group companies	-	-	(126)
Numerator of basic and diluted EPS	854,071	803,232	301,358

As of December 31, 2020, the shares issued in connection with the acquisition of Vitta Group and the follow-on offering were adjusted to basic and diluted EPS calculation since the acquisition date.

As of December 31, 2019, only the RSU and stock options are included in diluted EPS calculation for the year then ended.

As of December 31, 2018, the shares issued in connection with the acquisition of Equals were adjusted to basic and diluted EPS calculation since the acquisition date. On September 1, 2018, the Group granted RSU and stock options (Note 26), which are included in diluted EPS calculation for the year then ended.

The following table contains the earnings per share of the Group for the years ended December 31, 2020, 2019 and 2018 (in thousands except share and per share amounts):

	2020	2019	2018

Numerator of basic EPS	854,071	803,232	301,358

Equals’ acquisition	-	-	33,316
Weighted average number of outstanding shares	289,289,033	277,320,157	232,499,264
Denominator of basic EPS	289,289,033	277,320,157	232,532,580

Basic earnings per share - R$	2.95	2.90	1.30

Numerator of diluted EPS	854,071	803,232	301,358

Equals’ acquisition	-	-	33,316
Share-based payments	4,448,505	4,845,504	1,748,001
Weighted average number of outstanding shares	289,289,033	277,320,157	232,499,264
Denominator of diluted EPS	293,737,538	282,165,661	234,280,581

Diluted earnings per share - R$	2.91	2.85	1.29

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the share split approved on October 14, 2018 (Note 21).

23.	Total revenue and income

	2020	2019	2018

Transaction activities and other services	1,294,294	862,254	587,289
(-) Taxes and contributions on revenue	(150,208)	(91,978)	(72,687)
Net revenue from transaction activities and other services	1,144,086	770,276	514,602
Equipment rental and subscription services	428,290	365,536	234,741
(-) Taxes and contributions on revenue	(40,257)	(33,971)	(21,062)
Net revenue from subscription services and equipment rental	388,033	331,565	213,679
Financial income	1,700,945	1,352,064	842,025
(-) Taxes and contributions on financial income	(53,928)	(64,304)	(40,703)
Financial income	1,647,017	1,287,760	801,322
Other financial income	140,687	186,367	49,578
Total revenue and income	3,319,823	2,575,968	1,579,181

Timing of revenue recognition
Recognized at a point in time	1,144,086	770,276	514,602
Recognized over time	2,175,737	1,805,692	1,064,579
Total revenue and income	3,319,823	2,575,968	1,579,181

24.	Expenses by nature

	2020	2019	2018

Personnel expenses (Note 25)	833,310	576,440	421,240
Financial expenses (a)	339,844	353,451	301,065
Transaction and client services costs (b)	370,819	185,396	163,561
Depreciation and amortization (Note 12 (b))	256,294	163,396	92,333
Marketing expenses and sales commissions (c)	149,842	71,811	40,890
Third parties services	119,904	69,579	42,875
Facilities expenses	32,762	30,547	34,095
Travel expenses	8,402	24,660	19,414
Other	74,047	9,223	20,924
Total expenses	2,185,224	1,484,503	1,136,397

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Employee benefits

	2020	2019	2018

Wages and salaries	483,600	348,731	242,147
Social security costs	138,960	117,604	70,988
Profit sharing and annual bonuses	89,973	45,596	47,262
Share-based payments	120,777	64,509	60,843
	833,310	576,440	421,240

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in Wages and salaries.

26.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2020, 2019 and 2018.

	Equity
	RSU	Option	Incentive	Total
Number of shares
As of December 31, 2018	5,114,450	135,198	5,333,202	10,582,850
Granted	9,437	5,160	-	14,597
Issued	(159,751)	-	-	(159,751)
Cancelled	(529,240)	(106,722)	-	(635,962)
Repurchased	-	-	(3,838)	(3,838)
As of December 31, 2019	4,434,896	33,636	5,329,364	9,797,896
Granted	329,405	-	-	329,405
Issued	(302,243)	-	-	(302,243)
Cancelled	(91,866)	(1,134)	-	(93,000)
Repurchased	-	-	(7,595)	(7,595)
As of December 31, 2020	4,370,192	32,502	5,321,769	9,724,463

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil, which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

Incentive Shares are subject to a 10 year lock-up period after which participants have the right to sell their shares to a third-party buyer for the fair market value of the Company. If a participant ceases employment for any reason before the end of the 10 years lock-up period, the Company have the right to acquire the shares for the price originally paid by the participant, less an applicable discount as below.

Time remaining to the end of the Lock-up period	Discount	Monthly Installments
7-10 years	25%	Up to 120
3-7 years	20%	Up to 60
0-3 years	15%	Up to 36

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

The Repurchase Right can be exercised at any time up to two years from the participant’s termination date. Once the lock-up period expires and if the participant terminates employment, the Company has a 90-day option to repurchase the shares at the then-current share price.

Based on the repurchase discount schedule the largest payout is 85% of the award’s grant date fair value should a participant leave before the 10-year lock-up period expires. The vesting tranches are broken into three separate tranches, which reflects the terms of the repurchase right and constitutes graded vesting features.

The first tranche represents 75% of the grant date fair value, recognized in full on the grant date. That is, if an employee voluntarily terminates employment up to 3 years from the grant date and the Company exercises its repurchase feature, the participant will receive a cash payment equal to 75% of the grant date fair value.

The second tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 3. This represents the additional 5% potential repurchase payment if the employee satisfies 3 to 7 years of the lock-up period.

The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period but leaves prior to the expiration of the lock-up period.

During 2020, 7,595 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration (2019 - 3,838)

Phantom Share plan

Under the Phantom Share plan granted on December 1, 2017 participants have the right to receive compensation in cash for the appreciation of StoneCo Brasil share price equivalent to the difference between the price per share at the date of grant and the price per share upon a qualifying settlement event. The participant must remain actively employed until the settlement event occurs in order to become vested in the award. A settlement event is defined as the entrance of a new shareholder into the Group who takes possession of more than 50% of voting rights. If the value of the incentive is negative, no amount will be owed to the participant. Therefore, the plan is accounted for as a cash settled award with a liability for the actual cash paid to the employees, which will be the fair value at settlement date. However, as of December 31, 2017, Management did not consider a settlement event probable. As such, no compensation expense has been recognized for this plan in the year ended December 31, 2017. In September 2018, these shares were converted to RSU awards and recognized in equity over the vesting period.

Restricted share units

In September 2018, the Group granted new awards of restricted share units (“RSUs”). In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 5,261,256 awards (including Phantom Shares converted to RSUs) as RSU, and, of which approximately 6% were vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. Afterwards, some employees that have not traded their shares on IPO, returned 11,601 shares to treasury to pay the withholding taxes. On the grant date the share price was US$ 24.00.

In April 2019 in connection with the follow-on offering, the Company accelerated the vesting of 151,182 Class A common shares, net of withholding taxes, underlying RSU awards. This relates to the acceleration of certain awards to allow recipients to participate in the offering and/or to sell Class A common shares in the open market on or around the closing of this offering.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

In August 2019, the Group granted new 9,437 awards as RSUs and also cancelled 527,350. These new awards granted are similar to the granted in September 2018, except for the vesting period that are vested 15% until 5 years, 20% until 7 years and 65% until 10 years. On the grant date the share price was US$ 35.54.

In December 2019, the Company delivered 8,569 Class A common shares hold in treasury shares, net of withholding taxes, to a former employee. Also in the same period 1,890 awards were cancelled.

In 2020, the Company has accelerated 302,243 RSUs (see Note 21 (b) (iv)). 91,866 RSUs were cancelled and 329,405 RSUs were granted with an average price of US$ 29.69 (R$ 163.78), which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

Stock options

In September 2018, the Group issued 135,198 awards as stock options, of which approximately 77% have exercise date in 5 years, 5% in 7 years and 18% in 10 years. During 2019, the group also cancelled 106,722 awards as employees left the Company. The strike price for the grant is US$ 24.00.

In August 2019, the Group granted new 5,160 awards, of which approximately 50% have exercise date in 3 years and 50% in 5 years. The strike price for the grant is US$ 30.00.

In June 2020, 1,134 stock options were cancelled.

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model with a weighted average exercise price of US$ 24.92.

The total expense, including taxes and social charges, recognized for the programs for the year was R$ 120,777 (2019 - R$ 64,509).

27.	Financial instruments

(i)	Financial risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team and approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains, and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if the clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

a)	Credit risk

Credit risk is defined the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.

The carrying amount of financial assets reflects the expected credit exposure.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Global treasury department and supervised by the integrated risk management team, in accordance with the Group’s internal policies. Investments of surplus funds and use of derivative instruments are only conducted with carefully selected financial institutions.

Accounts receivable from card issuers

The Group, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain guarantees - collateral or bank - considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies and the Group. To-date, the Group has not incurred in losses from card issuer receivables.

Loans designated at FVPL

The Group's credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk adjusted return on allocated economic capital and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.

The Group strictly controls the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.

b)	Market risk

Market risk is the risk that arises on the possibility of financial loss on the fair value or future cash flows of any financial instrument due to changes in market conditions.

On the ordinary course of the business, the Group incurs in financial transactions subject to market variables, therefore exposed to market risk. Global treasury manages those exposures to minimize the impacts of fluctuations of market prices on the Group’s activities.

Market risk comprises mainly: foreign exchange risk, interest rate risk and equity price risk. The effects of market factors on the financial statements are discussed below.

Financial instruments affected by market risk include loans and borrowings, deposits, derivative financial instruments, cash and cash equivalents denominated in foreign currencies, short-term investments denominated in foreign currencies.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

Interest rate risk

Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.

The Group’s interest rate risk arises mainly from the discount rate applied to determine the fair value of the Accounts receivable from card issuers. Due to its short duration the impact on the Group’s financial statements would be relatively low.

Foreign currency risk

The Group incurs on foreign operation, mainly investments, supplier payments, which are settled in U.S. Dollars, and acquisition of Pin Pads & POS, which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31,2020 was of 8,286 a relatively low financial result, despite high volatility observed on the USD/BRL pair on the same period, showing a well-balanced risk management. Moreover, the TPV settled in foreign currencies is internalized to Brazilian Reais.

The Group’s exposure to foreign currency changes for all other currencies is not material.

Equity price risk

Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. The Group incurs in equity price risk, as it holds, as of December 31, 2020, R$ 978,169 in listed and non-listed equity securities.

Risk Assessment: Value-at-Risk and Scenario Analysis

Market risk is managed and monitored using value-at-risk (“VaR”), that reflects the interdependency between risk variables.

Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach which consists in summing up all the individual figures.

The Group conducts a study on how market variables would impact the group’s financial statements. Based on Value-at-Risk models and the stressed scenario of the COVID-19 outbreak on the last two weeks of March 2020, the Group can assess its drawdown on adverse market conditions.

Risk Factor	Asset/ Liability	VaR 1 day	VaR 10 days	VaR 60 days	COVID-19 Outbreak
Interest rates	Account receivables from credit card issuers	1,094	5,820	15,801	17,077
Credit spread on interest rates	Account receivables from credit card issuers	252	797	1,951	4,030
Foreign currency exchange	USD denominated assets/liabilities	24	75	183	177
Equity price (i)	Listed securities	32,749	103,562	253,676	259,050

(i)	The Group holds positions on equity of Linx S.A. (B3: LINX3; NYSE: LINX). Despite the market movements on the price of this security, the market risk incurred by this position is mitigated since the business combination with the Company was approved on the Linx Extraordinary Shareholders meeting on November 17th, 2020 and the price the Company will pay to the current shareholders was determined. The transaction is conditioned to the approval by the Brazilian antitrust authority (CADE), but the Company does not expect any antitrust concerns.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by the company using a level of confidence of 98% on normal market conditions.

The VaR figures are reliable only on normal market conditions, thereby underestimates the large market movements caused by turmoil events on financial markets. To address for this issue, the Group also calculates a stressed scenario, that simulates the effects of the last two weeks of March 2020, on which the COVID-19 outbreak impacted the global financial markets.

c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group’s finance team monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements - for example, currency restrictions.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Local treasury department. Local treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short term investments of R$ 8,128,058 (2019 - R$ 2,937,029) that are expected to readily generate cash inflows for managing liquidity risk.

As mentioned in note 1.5, the Group entered in a transaction to acquire Linx and is pending antitrust approval (CADE) and certain other conditions, if CADE does not approve the transaction a compensatory break fee equal to R$ 453,750 thousand will be payable by the Group to Linx.

The table below analyzes the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

At December 31, 2020
Accounts payable to clients	9,172,353	-	-	-
Trade accounts payable	180,491	-	-	-
Loans and financing	1,197,522	460,318	29,511	41,301
Obligations to FIDC quota holders	2,065,493	1,334,787	1,213,563	-
Other liabilities	586,507	284,972	-	-

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2019
Accounts payable to clients	6,500,071	-	-	-
Trade accounts payable	97,825	-	-	-
Loans and financing	2,947,811	29,762	20,643	37,078
Obligations to FIDC quota holders	2,090,894	1,620,000	-	-
Other liabilities	80,619	5,051	-	-

d)	Fraud risk

The Group’s exposure to operational risk from fraud is the risk that a misuse, or a wrongful or criminal deception will lead to a financial loss for one of the parties involved on a bankcard transaction. Fraud involving bankcards includes unauthorized use of lost or stolen cards, fraudulent applications, counterfeit or altered cards, and the fraudulent use of a cardholder’s bankcard number for card-not-present transactions.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

The Group is also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud would increase our credit liabilities and default rates on our credit solutions, and subject us to potential fines by regulators.

e)	Collateral

The Group has pledged part of its accounts receivable from card issuers in order to fulfil the collateral requirements for the loan contract with private entity (Note 18 (f)).

(ii)	Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2020
Short-term investments	-	7,149,889	978,169	8,128,058
Accounts receivable from card issuers	-	-	16,307,155	16,307,155
Trade accounts receivable	151,271	1,646,685	-	1,797,956
Derivative financial instruments	-	42,931	172	43,103
Receivables from related parties	7,200	-	-	7,200
Other assets (i)	895,216	-	-	895,216
	1,053,687	8,839,505	17,285,496	27,178,688

At December 31, 2019
Short-term investments	-	2,926,509	10,520	2,937,029
Accounts receivable from card issuers	-	-	14,066,814	14,066,814
Trade accounts receivable	124,756	124,661	-	249,417
Derivative financial instruments	-	14,062	-	14,062
Receivables from related parties	12,837	-	-	12,837
Other assets	151,030	-	-	151,030
	288,623	3,065,232	14,077,334	17,431,189

(i) Included in Other assets there is an amount of R$ 714,907 (2019 – R$ 62,434) related to the banking solutions operation. This operation is subject to BACEN rules which determine that the entity must maintain amounts invested in public bonds or similar investments to cover amounts deposited by the customers.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2020
Accounts payable to clients	9,172,353	-	-	9,172,353
Trade accounts payable	180,491	-	-	180,491
Loans and financing	1,709,100	-	-	1,709,100
Obligations to FIDC quota holders	4,374,550	-	-	4,374,550
Derivative financial instruments	-	13,574	2,659	16,233
Other liabilities (ii)	602,318	269,162	-	871,480
	16,038,812	282,736	2,659	16,324,207

At December 31, 2019
Accounts payable to clients	6,500,071	-	-	6,500,071
Trade accounts payable	97,825	-	-	97,825
Loans and financing	3,035,294	-	-	3,035,294
Obligations to FIDC quota holders	3,710,894	-	-	3,710,894
Derivative financial instruments	-	1,354	-	1,354
Other liabilities	85,670	-		85,670
	13,429,754	1,354	-	13,431,108

(ii) Included in Other liabilities there is an amount of R$ 576,139 (2019 – R$ 59,785) related to the banking solutions operation. The amount represents the deposits made by the customers subscribed to this solution.

(iii)	Fair value estimation

a)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2020			2019
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short-term investments (1)	8,128,058	8,128,058	I /II	2,937,029	2,937,029	I /II
Accounts receivable from card issuers (2)	16,307,155	16,307,155	II	14,066,814	14,066,814	II
Trade accounts receivable (3) (4)	1,797,956	1,797,956	II / III	249,417	249,417	II
Derivative financial instruments (5)	43,103	43,103	II	14,062	14,062	II
Receivables from related parties (3)	7,200	7,200	II	12,837	12,837	II
Other assets (3)	895,216	895,216	II	151,030	151,030	II
	27,178,688	27,178,688		17,431,189	17,431,189

Financial liabilities
Accounts payable to clients (7)	9,172,353	9,004,825	II	6,500,071	6,380,302	II
Trade accounts payable (3)	180,491	180,491	II	97,825	97,825	II
Loans and financing (6)	1,709,100	1,697,588	II	3,035,294	3,041,500	II
Obligations to FIDC quota holders (6)	4,374,550	4,395,035	II	3,710,894	3,709,871	II
Derivative financial instruments (5)	16,233	16,233	II	1,354	1,354	II
Other liabilities (3) (8)	871,480	871,480	II/III	85,670	85,670	II
	16,324,207	16,165,652		13,431,108	13,316,522

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	Short-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to both, collect contractual cash flows and be sold. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable (except Loans designated at FVPL, detailed in item (4)), receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

(4)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 1,646,685, which are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

At December 31, 2019	124,661
Additions	2,496,846
Settlements	(987,283)
Fair value recognized in the statement of profit or loss as Financial income	12,461
At December 31, 2020	1,646,685

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are based on expected loss rate and the discount rate used to evaluate the asset.

The group has performed sensitivity analysis considering an increase of 500 basis points in discount rate and an increase of 15% in expected loss rate. The result was a decrease of Loans designated at FVPL in the total amount of R$ 19,140.

(5)	The Group enters derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs. Cash flow hedge instruments are classified as FVOCI (Note 27 (iv)).

(6)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(7)	Accounts payable to clients are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(8)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders (more details in Note 5). The amount as of December 31, 2020 is R$ 269,162 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

At December 31, 2019	-
Initial recognition originated from business combination	261,244
Recognized in the statement of profit or loss as Financial expenses, net	7,918
At December 31, 2020	269,162

The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

The group has performed sensitivity analysis considering an increase of 5% and a decrease of 10% in projections of revenue, net debt, number of clients and an increase and decrease of 200 basis points in discount rates. The result was an increase of contingent consideration in the total amount of R$ 10,756 considering increase in unobservable inputs and a decrease of contingent consideration in the total amount of R$ 42,015 considering decrease in unobservable inputs.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the years ended December 31, 2020 and 2019, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

(iv)	Hedge accounting

The Company entered hedge operations for highly probable transactions related to the purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. The details of the operations and position of asset, liability and equity as of December 31, 2020 are summarized as follows:

Settled transactions
Counterparty	Notional in US$ (a)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (a)	Trade date	Due date	Fair value as of December 31, 2020 – Asset / (Liability)	Effective portion – Gain / (Loss) (b)	Ineffective portion – Revenue / (Expense) (c)
Banco BTG Pactual S.A.	2,863	5.84	16,719	15-May-20	01-Jun-20	-	(1,065)	(120)
Banco BTG Pactual S.A.	2,553	5.85	14,922	15-May-20	01-Jul-20	-	(898)	(45)
Banco BTG Pactual S.A.	2,473	5.85	14,477	15-May-20	03-Aug-20	-	(1,317)	(645)
Banco BTG Pactual S.A.	3,139	5.86	18,389	15-May-20	01-Sep-20	-	(388)	(960)
Banco Safra S.A.	3,820	5.87	22,425	15-May-20	01-Oct-20	-	(517)	(362)
Banco Safra S.A.	4,240	5.87	24,911	15-May-20	03-Nov-20	-	(671)	234
Banco BTG Pactual S.A.	3,187	5.32	16,965	02-Jun-20	01-Dec-20	-	477	(452)
Banco BTG Pactual S.A.	1,070	5.40	5,778	07-Jul-20	01-Dec-20	-	173	(244)
Banco BTG Pactual S.A.	(1,400)	5.30	(7,414)	05-Aug-20	01-Oct-20	-	-	(483)
Banco Safra S.A.	(800)	5.30	(4,242)	05-Aug-20	03-Nov-20	-	-	(375)
Banco Safra S.A.	(1,100)	5.30	(5,831)	05-Aug-20	01-Dec-20	-	-	(34)
Banco Votorantim S.A.	(2,420)	5.60	(13,550)	21-Aug-20	01-Oct-20	-	-	(100)
Banco BTG Pactual S.A.	(3,440)	5.61	(19,296)	21-Aug-20	03-Nov-20	-	-	(559)
Banco Safra S.A.	(3,160)	5.61	(17,743)	21-Aug-20	01-Dec-20	-	-	895
						-	(4,206)	(3,250)

(a)	Negative amounts represents either (i) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS or (ii) early settlement of purchases forecasted - on August 21, 2020, the Company anticipated payments for the providers of Pin Pads & POS, and due to that, had no more exposure to foreign exchange. Therefore, the Company designated hedge operations to eliminate the exchange variation of the original hedges.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Initially recognized in equity, in “Other comprehensive income”, but subsequently (when settled) reclassified to “Property and equipment”, in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset if the hedged forecast transaction results in the recognition of a non-financial asset.

(c)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to (i) a smaller volume of purchases of Pin Pads & POS than the hedged volume, (ii) a commercial discount in the purchase moment, (iii) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS and (iv) anticipated payments for the providers of Pin Pads & POS.

Unsettled transactions
Counterparty	Notional in US$ (d)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (d)	Trade date	Due date	Fair value as of December 31, 2020 – Asset / (Liability)	Effective portion – Gain / (Loss) (e)	Ineffective portion – Revenue / (Expense) (f)
Asset
Banco BTG Pactual S.A.	(1,100)	5.31	(5,837)	05-Aug-20	04-Jan-21	121	-	121
Banco Safra S.A.	(600)	5.26	(3,158)	17-Sep-20	04-Jan-21	39	-	39
Banco Votorantim S.A.	(150)	5.26	(790)	17-Sep-20	01-Feb-21	12	-	12
						172	-	172
Liability
Banco BTG Pactual S.A.	3,951	5.40	21,340	07-Jul-20	04-Jan-21	(806)	(459)	(347)
Banco Safra S.A.	2,900	5.33	15,450	05-Aug-20	01-Feb-21	(418)	(397)	(21)
Banco Votorantim S.A.	1,900	5.27	10,020	17-Sep-20	01-Mar-21	(165)	(165)	-
Banco Votorantim S.A.	2,900	5.63	16,333	21-Oct-20	01-Apr-21	(1,270)	(1,270)	-
						(2,659)	(2,291)	(368)

Net amount						(2,487)	(2,291)	(196)

(d)	Negative amounts represent hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS.

(e)	Recognized in equity, in “Other comprehensive income”, net of tax. The table presents gross amounts. The amount net of tax, presented in the statement of other comprehensive income, is R$ (1,512).

(f)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to a reduction in the estimates of future purchases of Pin Pads & POS.

(v)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of December 31, 2020, and 2019, the Group has no financial instruments that meet the conditions for recognition on a net basis.

(vi)	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors capital based on the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash and cash equivalents, short-term investments and accounts receivable from card issuers as shown in the consolidated statement of financial position), net of adjusted debt (including accounts payable to clients, current and non-current loans and financing and obligations to FIDC quota holders as shown in the consolidated statement of financial position).

The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2020 and 2019 was as follows:

	2020	2019

Cash and cash equivalents	2,446,990	968,342
Short-term investments	8,128,058	2,937,029
Accounts receivable from card issuers	16,307,155	14,066,814
Loans designated at FVPL	1,646,685	124,661
Derivative financial instruments (a)	24,992	12,348
Adjusted cash	28,553,880	18,109,194

Accounts payable to clients	(9,172,353)	(6,500,071)
Loans and financing (b)	(1,534,239)	(2,912,033)
Obligations to FIDC quota holders	(4,374,550)	(3,710,894)
Derivative financial instruments	(16,233)	(1,354)
Adjusted debt	(15,097,375)	(13,124,352)

Adjusted net cash	13,456,505	4,984,842

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;

(b)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, the subsidiaries Stone and MNLT maintain a minimum equity, within the working capital requirements for Accrediting Payment Institutions under the Brazilian Central Bank (“BACEN”) regulations, corresponding to at least 2% of the monthly average of the payment transactions in past 12 months. The subsidiary Stone SCD also maintains a minimum equity required by BACEN for companies that offer credit by its own capital.

28.	Transactions with non-controlling interests

The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
For the year ended December 31, 2018
Transactions between parent and non-controlling interests:
Acquisition of additional interest in StoneCo Brasil (a)	-	(989)	(5,701)	(6,690)
Capital contribution to subsidiary	1,992	-	-	-
Exchange of shares with non-controlling interests in StoneCo Brasil (a)	-	(19,594)	19,594	-
Acquisition of non-controlling interest	1,992	(20,583)	13,893	(6,690)

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
Transactions between subsidiaries and shareholders:
Repurchase of shares in treasury by subsidiary and dilution of interest in Cappta (b)	-	(54)	(51)	-
Non-controlling share of changes in equity at indirect subsidiaries (c)	-	1	(1)	-
Dilution of non-controlling interest	-	(53)	(52)	-
	1,992	(20,636)	13,841	(6,690)

For the year ended December 31, 2020
Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in STNE Par (d)	230,500	95,843	135,055	230,898
Dilution of non-controlling interest (d)	-	(2,138)	2,138	-
Non-controlling interests arising on business combination (Note 5)	61,720	-	-	-
	292,220	93,705	137,193	230,898

(a)	Transactions with non-controlling interest of StoneCo Brasil

During 2018, the Group acquired from non-controlling parties 0.1% of the outstanding shares of StoneCo Brasil (via DLP Par) for a consideration of R$ 6,690, increasing the Group’s share of StoneCo Brasil from 97.6% to 97.7%. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 989. The excess consideration of R$ 5,701 was recognized as a decrease to equity of the parent. As of December 31, 2020, the outstanding amount of the total consideration not paid was R$ 3,087 (2019 - R$ 4,099), recorded in other accounts payable.

In October 2018, in connection with the consummation of the IPO, the Co-Investment Shares, thereon represented by common shares in DLP Par, were exchanged for Company’s Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company. This resulted in an increase of the Group’s share of StoneCo Brasil from 97.7% to 100.0%. By derecognizing the remaining non-controlling interests, a net increase of R$ 19,594 was recorded in equity attributable to owners of the parent.

(b)	Transactions with non-controlling interest of Cappta

In 2018, the subsidiary Cappta acquired from its minority shareholder 64,177 of its own shares. This resulted in an increase of the Group’s interest in Cappta from 53.3% to 61.8%. Such shares are currently held in treasury. The transaction was recorded as a decrease in equity attributable to owners of the parent and to NCI.

(c)	Allocation of changes in equity in indirect subsidiaries to non-controlling interests

Due to changes in StoneCo Brasil’s share of Cappta in 2018 as shown in the table above, non-controlling interest increased by R$ 1.

(d)	Allocation of changes in equity in indirect subsidiaries to non-controlling interests

In March 2020, the subsidiary PDCA issued 28,924,816 new shares, in the total amount of R$ 230,500, fully contributed by Salonica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Salonica”), a company of the Grupo Globo. This resulted in dilution of the Group’s interest in PDCA from 100.0% to 67.0% and a corresponding increase in the non-controlling interest’s share. The dilution of the Group’s interest resulted in a gain from dilution which is recognized in capital reserves of the Group.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Other disclosures on cash flows

(a)	Non-cash operating activities

	2020	2019	2018
Fair value adjustment to accounts receivable from card issuers	(43,523)	22,818	92,063
Fair value adjustment on equity instruments/listed securities designated at FVOCI	40,336	938	(954)
Fair value adjustment on loans designated at FVPL	12,461	17,446	-

(b)	Non-cash investing activities

	2020	2019	2018
Property and equipment and intangible assets acquired through lease	118,977	154,650	4,339

(c)	Non-cash financing activities

	2020	2019	2018
Unpaid consideration for acquisition of non-controlling shares (Note 28)	3,088	4,099	5,022

(d)	Property and equipment, and intangible assets

	2020	2019	2018
Additions of property and equipment (Note 12)	(450,594)	(381,893)	(159,047)
Additions of right of use (IFRS 16)	52,140	76,202	-
Payments from previous year	(1,050)	(18,160)	-
Purchases not paid at year end	33,353	1,050	18,160
Prepaid purchases of POS	(5,987)	(10,767)	-
Purchases of property and equipment	(372,138)	(333,568)	(140,887)

Additions of intangible assets (Note 13)	(150,310)	(104,687)	(49,177)
Additions of right of use (IFRS 16)	66,837	37,513	-
Purchases not paid at year end	-	-	4,339
Capitalization of borrowing costs	508	793	-
Purchases and development of intangible assets	(82,965)	(66,381)	(44,838)

Net book value of disposed assets (Note 12 / Note 13)	96,704	15,743	24,133
Net book value of disposed Leases	(36,919)	-	-
Loss on disposal of property and equipment and intangible assets	(52,658)	(14,639)	(10,712)
Proceeds from disposal of property and equipment and intangible assets	7,127	1,104	13,421

(e)	Loans designated at FVPL

Loans designated at FVPL represent a use of R$ 1,522,024 on operating activities in the consolidated statement of cash flows.

30.	Subsequent events

30.1	Acquisition of PDCA shares

On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: March 11, 2021